Filed by MNG Havayollari Tasimacilik A.S.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Golden Falcon Acquisition Corp.

Commission File No.: 0001-39816

Date: December 7, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 7, 2022

Golden Falcon Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39816	85-2738750
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

850 Library Avenue, Suite 204 Newark, Delaware	19711
(Address of principal executive offices)	(Zip Code)

(970) 315-2644

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Warrant	GFX.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	GFX	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	GFX WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On December 7, 2022, Golden Falcon Acquisition Corp., a Delaware corporation (“Golden Falcon”), and MNG Havayollari ve Tasimacilik A.S., a joint stock corporation organized under the laws of Turkey (“MNGA”), issued a press release announcing that they have executed a business combination agreement (the “Business Combination Agreement”) by and among Golden Falcon, MNGA, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”), and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into Golden Falcon (the “Merger”), with Golden Falcon continuing as the surviving company after the Merger, as a result of which Golden Falcon will become an indirect, wholly-owned subsidiary of MNGA (the “proposed transaction”). Upon closing of the proposed transaction, MNGA’s American depositary shares and American depositary warrants are expected to be listed on the New York Stock Exchange (the “NYSE”). A copy of the press release is furnished hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference.

Additionally, furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Golden Falcon and MNGA have prepared for use in connection with the announcement of the proposed transaction.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is a communication Golden Falcon prepared for use in connection with the announcement of the proposed transaction.

Furnished as Exhibits 99.4 and 99.5 hereto and incorporated into this Item 7.01 by reference are communications MNGA prepared for use in connection with the announcement of the proposed transaction.

The information in this Item 7.01, including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Golden Falcon under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise expressly stated by specific reference in any such filing.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, MNGA intends to file a Registration Statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (“SEC”), which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Golden Falcon through the website maintained by the SEC at www.sec.gov.

The documents filed by Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www.goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT ON FORM 8-K. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this Current Report on Form 8-K and the documents incorporated by reference, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies, anticipated future financial and operating performance and results and the expected management and governance of MNGA, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’ business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”), and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This Current Report on Form 8-K is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated December 7, 2022

99.2	Investor Presentation, dated December 2022

99.3	Golden Falcon External Communication, dated December 7, 2022

99.4	MNGA Internal Communication, dated December 7, 2022

99.5	MNGA External Communication, dated December 7, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN FALCON ACQUISITION CORP.

By:	/s/ Makram Azar
Name: Title:	Makram Azar Chief Executive Officer

Date: December 7, 2022

Exhibit 99.1

MNG Airlines, a Global Logistics Provider and e-Commerce Enabler, Signs Agreement to Go Public on the New York Stock Exchange Through a Business Combination with Golden Falcon Acquisition Corp.

•	MNG Airlines is a global logistics provider and e-commerce enabler, servicing over 15,000 corporate customers across 41 countries through over 3,500 flights per year

•

Recently announced financials for the third quarter ended 30 September 2022 reflected last twelve months (LTM) revenue grew by 39% year over year to $353 million, net income of $61 million and Adjusted EBITDA[1] of $116 million (33% margin)

•

The transaction is expected to have a pro-forma enterprise value of $676 million, assuming minimum gross transaction proceeds of $30 million, implying a 5.8x multiple on LTM Adjusted EBITDA as of 30 September 2022

NEW YORK, 07 December 2022 – MNG Havayollari ve Tasimacilik A.S. (“MNG Airlines,” “MNGA” or “the Company”), a global logistics provider and e-commerce enabler, has entered into a definitive agreement to become publicly traded via a business combination with Golden Falcon Acquisition Corp. (“Golden Falcon”) (NYSE: GFX), a special purpose acquisition company. The transaction is expected to close in the first half of 2023, after which MNGA will be listed on the New York Stock Exchange (the “NYSE”) under the new ticker symbol “MNGA”. As a public company, MNGA is expected to gain increased financial flexibility, and to be well positioned to unlock new growth avenues and maximize value creation.

Management Comments

Ali Sedat Özkazanc, CEO of MNGA, commented, “We see significant value creation potential from becoming a publicly listed company in the U.S., with the expectation that it will enable transformative commercial agreements, create an acquisition currency, and align management incentives with shareholders.”

Murathan Gunal, Chairman of MNGA and CEO of MAPA Group, added, “Today, MNGA is an international company with a global presence including multinational corporate clients in the U.S., Europe and Asia. In the year that we celebrate 25 years of operational excellence, listing on the NYSE feels like a natural next step in our company’s history. We’re excited about delivering on the anticipated value creation opportunity ahead.”

Makram Azar, CEO of Golden Falcon, commented, “We screened over 500 companies and conducted in-depth due diligence on many companies and our process resulted in identifying a company that offers the market a differentiated, high-quality business. We believe MNGA is an exceptional opportunity among DeSPAC business combinations, with a strong growth profile, profitability, cash flow generation, and priced at what we believe is the lowest EBITDA multiple of any business combination closed to date in 2022, which is why we believe it is such a compelling investment opportunity.”

Scott Freidheim, Chairman of Golden Falcon, added, “At our initial public offering in December 2020, we communicated to investors that we intended to bring to them an established company in the Europe, Middle East and Israel region with a compelling track record, cash flow-generation, a clear transatlantic expansion nexus, a strong growth profile, and benefitting from secular market tailwinds. We’re delighted to bring this differentiated investment opportunity to our investors as we believe MNGA meets the attributes we laid out as key business combination criteria.”

Investment Highlights

•	A Global Logistics Provider and E-Commerce Enabler

•	25 years of operating experience with flights to 41 countries on 4 continents

•	Sector Tailwinds Due to Increasing Demand Combined with Supply-Side Constraints

•	E-commerce tailwinds, an increasing focus on supply chain security, and a need for larger and more efficient dedicated freighter capacity

•	Global air freight has historically grown at more than 3x global GDP growth (1973-2019)[2]

[1]	Adjusted EBITDA is a non-IFRS measure. See the appendix at the end of the Investor Presentation for a reconciliation to the nearest IFRS measures
[2]	According to IATA data

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•	Express air cargo market is forecasted to grow at 5% per year, 1.8x the rate of general cargo (2019-2041)[3]

•	Established Track Record, with Close Partnerships and Longstanding Ongoing Contracts

•	20+ year commercial relationships with some of the largest global logistics providers, airlines, freight forwarders and e-commerce operators, across Europe, the U.S. and Asia

•	Strategically Based in One of the Largest and Fastest-Growing Air Cargo Markets Globally

•	Air transport freight has increased in the region at ~10x the global rate, growing at a CAGR of 23% from 2009 to 2019 (vs. 2% worldwide)[4]

•	Multiple Potential Growth Levers including E-Commerce Integration, Expanded Network and Increasing Penetration in Key Markets Through Vertical Integration

•	MNGA e-Commerce revenue grew to $82 million in the last twelve months ended 30 September 2022, from zero in 2020

•	Ability to expand warehouse operations in key destinations such as the EU and the U.S.

•	Barriers to Entry Driven by Slots Guaranteed at Some of the Most Desirable Airports Globally

•	Including in the U.S., China, Germany, United Kingdom, France, the Netherlands, Spain, and Israel

•	Operational Excellence Evidenced by Multiple Awards from Airbus and Governmental Agencies

•	Consistent outperformance of global benchmarks for dispatch reliability every year over the past decade for both A300s and A330s

•

Approved supplier to leading authorities such as the U.N., NATO, and U.S. military and non-military organizations, accredited by IATA (International Air Transport Association) and ISO (International Organization for Standards), and multiple awards from Airbus over the past two decades

•	Executive Team with 185+ Years’ Experience, Including 70+ Years with MNGA and 35+ Years with MAPA Group, the Long-Term Single Shareholder

Financial Highlights

For the three months ended 30 September 2022, the Company’s revenue grew by 47% year-on-year to $90 million, net income of $26 million and Adjusted EBITDA5 of $27 million (30% margin). Last twelve months6 revenue grew by 39% year-on-year to $353 million, net income of $61 million and Adjusted EBITDA of $116 million (33% margin). Adjusted EBITDA margin for the last twelve months has improved by 400 basis points as compared with 2019, and revenue has grown at a 37% compound annual growth rate during this period.

The Company’s business model has four complementary segments: Scheduled & Block Space, Charter, ACMI7, and Warehouse & Handling. The Company’s cost base is mostly variable, with COGS (cost of goods sold) representing 95% of its overall cost base in 2021. Company contracts have limited exposure to fuel costs, which are either 100% pass-through to the end customer (for charter flights and ACMI) or updated every two weeks (for scheduled flights). Revenues are generated in USD, EUR and GBP, collectively accounting for 98% of the total. The Company has been net income-positive for the last 10 years. The Company has net debt8 of $25 million as of 30 September 2022.

Transaction Overview

The transaction is expected to have a pro-forma enterprise value of $676 million, assuming minimum gross transaction proceeds of $30 million, implying a 5.8x multiple on LTM Adjusted EBITDA as of 30 September 2022.

All references to available cash from the trust account and retained transaction proceeds are subject to any redemptions by the public stockholders of Golden Falcon. The Company benefits from significant positive cash flow generation and a capex-light business model, being able to organically fund its growth plans. Its current business plan is fully funded regardless of transaction proceeds. Net proceeds from the transaction will therefore be distributed to the Company’s existing shareholders, who are expected to continue to retain a significant stake in the Company.

[3]	According to Airbus data
[4]	According to World Bank data
[5]	Adjusted EBITDA is a non-IFRS measure. See the appendix at the end of the Investor Presentation for a reconciliation to the nearest IFRS measures.
[6]	As of 30 September 2022
[7]	Aircraft, Crew, Maintenance and Insurance
[8]	Defined as the sum of short-term debt, long-term debt and leases minus cash and equivalents

2

The Golden Falcon management team screened over 500 potential targets since its IPO in December 2020. Prior to executing the Business Combination Agreement with MNGA, the Golden Falcon team conducted extensive due diligence throughout the course of the past ten months, supported by its advisor UBS Investment Bank. In order to closely align incentives with the Company and existing shareholders, the Golden Falcon team has agreed to subject over 90% of sponsor shares received as merger consideration to a vesting schedule.

The proposed business combination, which has been unanimously approved by both the Board of Directors of Golden Falcon and the Board of Directors of MNGA, is expected to close in the first half of 2023, subject to approval by Golden Falcon’s stockholders and other customary closing conditions.

Subject to agreement on terms that are satisfactory to the Company and Golden Falcon, in order to provide certain redemption alternatives in connection with Golden Falcon’s stockholder vote to approve the business combination, the Company and Golden Falcon intend to make available to Golden Falcon stockholders some or all of the following options: (i) continue to hold their shares of Golden Falcon Class A Common Stock (“Common Stock”), (ii) elect to redeem their shares of Common Stock in accordance with the Golden Falcon Certificate of Incorporation or (iii) convert their shares of Common Stock into a newly issued security to be comprised of a combination of shares of Common Stock and convertible notes. The Company and Golden Falcon intend for the newly issued security referred to in (iii) above to entitle such Golden Falcon stockholder to receive a portion of the value of its shares in the form of shares of Common Stock and a portion in the form of registered convertible notes, with both a cash coupon, a conversion premium, and other material terms that are expected to be mutually agreed by the Company and Golden Falcon.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Golden Falcon with the Securities and Exchange Commission (“SEC”) and will be available on the Golden Falcon website at www.goldenfalconcorp.com, MNG Airlines website at www.mngairlines.com, and at www.sec.gov.

Advisors

UBS Investment Bank and EarlyBirdCapital, Inc. are acting as capital markets advisors to Golden Falcon. Moelis & Company is acting as financial advisor to Golden Falcon. Greenberg Traurig, LLP and Herdem are acting as legal advisors to Golden Falcon. Appolonia Advisors is acting as financial advisor to MNG Airlines shareholders. White & Case LLP and Göksu Safi Işık (GSI) are acting as legal advisors to MNG Airlines. Paul Hastings LLP is serving as legal counsel to UBS Investment Bank and Moelis & Company.

About MNG Airlines

MNG Airlines is a global logistics provider. The company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG Airlines offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has a fully equipped and EU standards-compliant warehouse since 2000.

About Golden Falcon Acquisition Corp.

Golden Falcon Acquisition Corp. (Golden Falcon) is a New York Stock Exchange-listed special purpose acquisition company.

Golden Falcon management’s combined experience includes over 100 years of investment banking, private equity and executive management experience and over 230 transactions with an aggregate value of over $450 billion globally. Golden Falcon brings a transatlantic network of relationships with entrepreneurs, family-owned businesses, large corporations, sovereign wealth funds, private equity, venture capital and asset management firms to help finance, support and grow its business combination partner.

In addition, Golden Falcon’s board members and strategic advisory group bring extensive expertise in operating, financing, and investing in leading companies. They have held leadership positions with multinational corporations, where they established a proven track record of creating shareholder value, organically as well as through strategic transactions.

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Important Information About the Proposed Transaction and Where to Find It

This press release relates to a proposed transaction between MNGA and Golden Falcon pursuant to a business combination agreement, dated as of December 06, 2022, by and among MNGA, Golden Falcon, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (the “proposed transaction”). In connection with the proposed transaction, MNGA intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MNGA and Golden Falcon through the website maintained by the SEC at www.sec.gov. The documents filed by MNGA and Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www. goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this press release, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies and anticipated future financial and operating performance and results and the expected management and governance of MNGA, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack

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of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”) and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This press release is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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Contacts

For Golden Falcon Media Inquiries

Salamander Davoudi, Tancredi Intelligent Communication, fullcirclecapital@tancredigroup.com

For MNGA Media Inquiries

Ipek Akyildiz, Corporate Communications Manager, ipek.akyildiz@mngairlines.com

Michael Bowen, Managing Director, ICR Inc, MNGAirlines@icrinc.com

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December 2022 Investor Presentation Exhibit 99.2

Disclaimer Disclaimers and Other Important Information This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between MNG Airlines (“MNGA”) and Golden Falcon Acquisition Corp. (“Golden Falcon”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Golden Falcon and MNGA, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of MNGA and the Potential Business Combination or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. Golden Falcon and MNGA reserve the right to withdraw or amend for any reason any offering and to reject any Subscription Agreement for any reason. The communication of this Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Golden Falcon, MNGA or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Golden Falcon nor MNGA has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Golden Falcon, MNGA or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of MNGA or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of MNGA and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. In connection with the Potential Business Combination, a registration statement on Form F-4 (the “Form F-4”) is expected to be filed with the SEC by MNGA. The Form F-4 will include a preliminary proxy statement for the stockholders of Golden Falcon that also constitutes a preliminary prospectus. Golden Falcon and MNGA urge investors, stockholders and other interested persons to read, when available, the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Potential Business Combination, as these materials will contain important information about Golden Falcon, MNGA and the Potential Business Combination. The Form F-4 and other documents in connection with the Potential Business Combination will be filed after you have made an investment decision one way or the other regarding any potential investment in MNGA or Golden Falcon. Because of this sequencing, when deciding whether to invest in MNGA or Golden Falcon, you should carefully consider the information made available to you, including this Presentation, through the date of your decision. If you sign a subscription agreement, you will be required to make certain representations relating to the foregoing. When available, the definitive proxy statement/prospectus will be mailed to Golden Falcon’s stockholders as of a record date to be established for voting on the Potential Business Combination. Interested parties will also be able to obtain free copies of such documents filed with the SEC (once available) at the SEC’s website located at www.sec.gov, or security holders may direct a request to Golden Falcon Acquisition Corp., Attn: Corporate Secretary, 850 Library Avenue, Suite 204, Newark, DE 19711. Golden Falcon, MNGA and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Golden Falcon’s security holders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Golden Falcon’s directors and executive officers in its filings with the SEC, including Golden Falcon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 31, 2022 (the “2021 Form 10-K”). Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Golden Falcon’s security holders in connection with the Potential Business Combination will be set forth in the Form F-4, along with information concerning the interests of Golden Falcon’s and MNGA’s participants in the solicitation. Such interests may, in some cases, be different from those of Golden Falcon’s or MNGA’s equity holders generally.

Disclaimer Forward-Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, expected results, the anticipated growth and expansion of MNGA's business the viability of MNGA’s growth strategy, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies, the listing of MNG’s securities on the NYSE, the expected management and governance of MNGA and other matters. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of MNGA and/or Golden Falcon’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MNGA and Golden Falcon. These forward-looking statements are subject to a number of risks and uncertainties, including: the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the Potential Business Combination; the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the Potential Business Combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the Potential Business Combination; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the Potential Business Combination on MNGA’ business relationships, performance, and business generally; risks that the Potential Business Combination disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the Potential Business Combination; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the Potential Business Combination; failure to realize the anticipated benefits of the Potential Business Combination; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s 2021 Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the registration statement on Form F-4 and the proxy statement/prospectus contained therein, as well as those contained in the Potential Business Combination Risk Factors provided at the end of this Presentation. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MNGA nor Golden Falcon presently know or that MNGA and Golden Falcon currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MNGA’s and/or Golden Falcon’s expectations, plans or forecasts of future events and views as of the date of this Presentation. MNGA and Golden Falcon anticipate that subsequent events and developments will cause MNGA’s and Golden Falcon’s assessments to change. However, while MNGA and Golden Falcon may elect to update these forward-looking statements at some point in the future, MNGA and Golden Falcon specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MNGA’s and/or Golden Falcon’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Financial Information; Non-IFRS Financial Terms The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated by the SEC. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in the Form F-4 or other report or document to be filed or furnished by Golden Falcon or MNGA with the SEC. Furthermore, some of the financial information and data contained in this Presentation, such as Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Cash Conversion, has not been prepared in accordance with International Financial Reporting Standards (“IFRS”). Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, income from investing activities, foreign exchange gains or losses, and profits or losses from investments under the equity method. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue. Adjusted Cash Conversion is defined as Adjusted EBITDA, plus change in net working capital, minus maintenance capex. For a reconciliation of such non-IFRS measures, see the appendix in this Presentation. MNGA and Golden Falcon believe these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to MNGA’s financial condition and results of operations. MNGA’s management uses these non-IFRS measures for trend analyses and for budgeting and planning purposes. MNGA and Golden Falcon believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing MNGA’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management of MNGA does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in MNGA’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. You should review MNGA’s audited financial statements, which will be presented in the Form F-4, and not rely on any single financial measure to evaluate MNGA’s business. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights of MNGA, Golden Falcon and third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or copyrights in this Presentation is not intended to, and does not imply, a relationship with MNGA or Golden Falcon, or an endorsement or sponsorship by or of MNGA or Golden Falcon. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Presentation may appear without the TM, SM, * or © symbols, but such references are not intended to indicate, in any way, that MNGA or Golden Falcon will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.

Golden Falcon and MNGA Leadership Team CEO and Director of GFX Founder, Director and CEO of private investment and advisory group Full Circle Capital Previously Chairman of Banking EMEA and Barclays Bank MENA, Managing Director and Head of MENA at KKR, Global Head of Sovereign Wealth Funds, Chairman of Media Investment Banking and Head of Consumer & Retail Investment Banking at Lehman Brothers EMEA During his 32-year career, worked on >215 M&A, ECM, DCM & PE transactions, for an aggregate value of $410bn+ Makram Azar Scott Freidheim Chairman and Director of GFX Founder and Managing Partner of Freidheim Capital CEO for a NYSE traded company and for private equity. He has served on the most senior executive leadership teams across multiple industries including financial services, mass merchandising, brand management, private equity, engineering and staffing Led businesses that range from $1bn to $43bn of revenue Murathan Günal Chairman of MNGA & CEO of MAPA Group Prior to being named CEO of Mapa Group, a multinational conglomerate, Mr. Günal spent 12 years in various leadership positions within the company Member of the Steering Committee of the Istanbul Grand Airport Project and Member of the Board of the Atlantic Council CEO of MNGA Has served as CEO of MNG Airlines for 16+ years Prior to being appointed CEO, Mr. Özkazanc was CFO at MNGA and held various other leadership positions at other companies, including as Managing Director 25+ years industry experience and deep expertise in the air cargo industry Ali Sedat Özkazanc

Transatlantic Geographic Focus Ability to leverage industry relationships across North America, Europe, Israel & Middle East Network of relationships to facilitate company growth through product/service adoption and/or partnerships Track Record of Investment Returns Demonstrable, attractive investment banking, public and private equity investment value creation Golden Falcon Has Reviewed More than 500 Targets, and MNGA Aligns Well with Its Key Objectives EMEA industry leader with strong growth dynamics ü Strong transatlantic nexus with meaningful opportunity to expand in the US & Europe ü Established company with compelling track record and strong cash flow generation ü Benefitting from digital disruption (e-commerce) ü Long-term commitment from founder, management team and existing shareholders ü >500 companies screened >30 deep dives (16 have announced combinations) Sponsor Expertise 100+ years of investment banking and private equity experience 230+ deals with aggregate value of $450bn+ globally Established track record taking dozens of companies public Deep Operating Experience Team of 20 Founders, Chairs & CEOs, including members of the Golden Falcon management team, board of directors, and strategic advisory group Differentiated Transatlantic SPAC with Deep Bench of Board Members & Advisors

5.8x EV / Adj. EBITDA1 LTM2 Sep-2022 38% 2021 Adj. EBITDA1 margin 39% 2021 YoY revenue growth Given the scarcity of fast-growing, high-margin businesses, these tend to be priced at a relatively high multiple Less than 1% of all listed companies offer an opportunity as attractive as Merlin when considering both the outstanding financial profile and compelling entry price point MNGA is in the Top 1% of US-Listed Opportunities Measured by Profitability, Growth and EV/EBITDA … Few highly-profitable companies are able to sustain elevated growth rates comparable to Merlin – only 2% combine a 30%+ margin with a 30%+ growth rate There are in total c.7,000 companies listed on the NYSE and NASDAQ, across sectors, geographies and various stages of maturity c.7,000 Companies listed on major US exchanges MNGA offers a compelling opportunity to invest in a high-quality asset even when compared to all US-listed opportunities on margins, growth and EV/EBITDA; and MNGA has scale at $110m+ EBITDA High profitability is relatively scarce, with only 11% of companies enjoying 30%+ EBITDA margins in 2021 Some listed companies are early-stage, unprofitable businesses, while others operate in mature, highly competitive industries with low margins 11% of companies 30%+ EBITDA margin 2% of companies 30%+ growth <1% <6x EV/ EBITDA 6875 775 251 Source:CapitalIQ as of November 14, 2022 Notes: 1Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures 2Last twelve months ending 30th September 2022

39% 2021 YoY revenue growth 38% 2021 Adj. EBITDA1 margin $110m 2021 Adj. EBITDA1 Of the 2 most comparable targets from a profitability and scale standpoint, none had a growth profile nearly as attractive as MNGA … and a Differentiated High-Quality Asset in the DeSPAC Opportunities Universe While 12 targets had positive EBITDA, the majority of those were relatively young companies with limited scale, some barely breaking even Only 2 targets had $100m+ EBITDA2 Despite a slowdown vs. previous years, 2022 still saw significant DeSPAC activity However, many of the targets were pre-revenue, unprofitable companies 78 DeSPACs closed in 2022 MNGA offers a differentiated opportunity to invest in a high-quality asset in the DeSPAC universe, and priced at what we believe is the lowest EBITDA multiple of any business combination closed to date in 2022 Within the 78 DeSPAC transactions which closed in 2022, only 12 targets had positive EBITDA in the last calendar year In contrast, MNGA has been profitable since inception and maintains strong EBITDA, net income, and cashflow-level profitability 12 Positive EBITDA 2 $100m+ EBITDA 0 3%+ growth Source:CapitalIQ and SPAC Research as of October 25, 2022 Notes: 1Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures 2Core Scientific Inc. excluded given recent company-specific developments

Proposed Transaction Summary Sources and Uses of Funds ($m) Transaction Overview Golden Falcon Acquisition Corp. is seeking to combine with MNGA at an implied pro-forma enterprise value of $676m This transaction represents an attractive multiple of 5.8x EV / EBITDA Sep-30 2022 LTM Despite substantial growth, profitability and sector tailwinds, the transaction was priced at a c.30% discount to its most comparable peer, Cargojet The transaction’s minimum cash condition is $30m1, expected to be secured before or at transaction close Pro-forma Valuation ($m) Pro-forma Ownership at Close Notes: 1. Gross transaction proceeds. Illustratively assumes $30m cash remains in trust post-redemptions 2. Best estimate, subject to change 3. Based on current net debt of $25m plus $14m estimated transaction expenses as of Sep-2022 4. Corresponds to 50% redemptions from GFX cash in trust (1) (1) (1) 3 2 $30m minimum proceeds $173m gross proceeds4 1 1

MNG Airlines is a Global Logistics Provider & e-Commerce Enabler Established in Feb-1996, MNG Airlines (“MNGA”) is a global logistics provider & e-commerce enabler Operating in 61 destinations across 41 countries globally, with over 400 airport slots secured 98% of revenue in dollars, pounds or euros Strong visibility on short- to mid-term results through contractual commitments Seasoned executive team with deep industry knowledge Company Overview Value Creation Milestones Source:Company information Notes: 1Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures Revenue by Offering (LTM Sep-22, $m) Warehouse & Handling Ramp handling activities, warehouse services and line maintenance Charter Charter (non-scheduled) air cargo contracts Strong Growth Profile with Expanding Margins Diversified Business Model 29% Adj. EBITDA margin1 # of Aircraft 2022 Second Airbus A330-300 out of conversion process in September 2022 1998 Transatlantic services began in 1998 with a flight from Frankfurt to Toronto 2000 Import warehouse operations started 2006 Acquired ISO 9001 Quality Management System Certification 2014 Acquired ACC3 Certification 1996 MNGA was founded in 1996 by Mehmet Nazif Günal 2010 Acquired IOSA Certification 2012 A brand new A330-200 was added to the fleet 2021 Two A330-300 aircraft added to the fleet and sent to conversion 2021 First flight with Airbus A330-300 converted freighter 2020 2010 2000 2008 Acquired cargo company Solin Air 2019 3rd Party Cargo Handling License Certification & Adana warehouse operations 2005 Acquired International Logistics Certificate (L2) >$390m Forecast revenue 2023 >16% Forecast revenue CAGR 2021-2023F [68%] of forecast 2023 revenue fully contracted >30% Forecast EBITDA margin1 +37% CAGR Management has decided and is negotiating to increase Company’s fleet by +44% by 2026 +30% LOIs signed for aircraft fleet increase from 2021 - 2023 +29% LOIs signed for cargo capacity increase from 2021 - 2023 +33% YTD Sep-2022 year-on-year revenue growth Multiple Elements Underpinning Future Outlook 69% 2023 revenues from contracted customers 61% 2023 revenues currently under contract 7 8 33% 353 Scheduled & Blocked Space Purchasing of fixed (Hard Block) or (Soft Block) cargo space and scheduled flights ACMI Leasing agreements providing aircraft, complete crew, maintenance and insurance +~370 bps 9 2022 LTM Sep-2022

Istanbul is Strategically Located at the Center of Many Main Global Commercial Routes, Benefitting from State-of-the-Art Facilities at IGA Source:IATA, World Bank Note:1 CTK: Cargo Ton Kilometer Global CTK1 by Geography APAC 33% 2021 27% 1992 MIDDLE EAST & AFRICA 15% 2021 6% 1992 EUROPE & CENTRAL ASIA 23% 2021 33% 1992 NORTH AMERICA 28% 1992 Shift of global air freight’s center of gravity towards the East has further accelerated in the last couple of years 27% 2021 Istanbul’s Strategic Location Istanbul Airport is rapidly becoming one of the most important air cargo and logistics centers for Europe, Middle East and Asia The airport, covering 1.4 million square meters, will have cargo handling capacity expected to reach 5.5m tons The volume of cargo transported in 2021 exceeded 1.7m tons, of which over 1.6m tons for international traffic Istanbul

A Historically Growing Sector with Multiple Tailwinds The air cargo industry has historically been characterized by structural growth, and demand shocks do not have long lasting impacts Covid impact on cargo capacity of long-haul passenger aircraft, together with e-commerce operators’ need for faster/overnight delivery that cannot be serviced by passenger aircraft as efficiently, resulted in increased demand for dedicated freighters Source:IATA Industry Statistics Fact Sheet (Jun-2022), World Bank (ICIO, Civil Aviation Statistics and ICAO), Airbus GMF 2022 A Global GDP and Trade Multiplier Air transport, freight (m ton-km), 1973–2019 14.2x vs 4.0x GDP growth1 and 8.7x world trade2 Notes: Global GDP in constant 2010 USD Exports of goods and services in constant 2015 USD Increased Market Size and Volumes 2019-2021 (revenue in $bn, freight in m tons) 3% 42% Rebased to 1973 Source: Top left: World Bank Top right: IATA Industry Statistics Fact Sheet (Jun-2022) – pdf page 1/2 Bottom right: Boeing Commercial Market Outlook 2022 – pdf page 15/27 World Air Cargo Traffic Express market is forecasted to grow at 1.8x the rate of the general cargo market (from 2019-2041) 2019 – 2041 FTKs CAGR (freight ton kilometers) +1.8x 2019

MNGA is Well Positioned Servicing the Full Cargo Spectrum Source:Company information Notes: Defined as Aircraft, Crew, Maintenance and Insurance Defined as Crew, Maintenance, and Insurance Global integrators Own fleet and dry leasing (operational control) Purchasers of ACMI1, CMI2, Block Space agreements Foreign ownership restrictions to invest in non-domestic operations Direct shipper relationship Developing own air capacity through partnerships (e.g., Amazon) Logistics build-up of air capacity post-Covid (through charters, ACMI1, …) E-commerce often requires faster/overnight delivery Shipper relationship through freight forwarders Passenger airlines selling belly cargo capacity Some airlines with dedicated freighters Also use ACMI1, CMI2, Block Space Agreements to extend capacity Shipper relationship through freight forwarders Capabilities to service full cargo spectrum E-retail & logistics Passenger airlines with cargo capacity

A Well-Diversified Business Model Service $138m Revenue (LTM Sep-2022) Scheduled & Block Space Warehouse & Handling $146m $37m $33m LTM Sep-2022 Business Mix Source:Company information Notes: Defined as Aircraft, Crew, Maintenance and Insurance 14% represents median from 2017 to 2021 CTK: Cargo Ton Kilometer Shipper relationship established through freight forwarders Revenue by Currency CTK3 by Region of Arrival Revenue by Customer 2021A Highlights Earlier Asian expansion and multi-destination carry model led to 72% and 30% increase in scheduled block space revenues in 2020 and 2021 Customs bonded warehouse services enable customers to ship stored products, with plan to expand warehouse footprint globally Charter revenues increased by 128% in 2021, partly driven by the reallocation of the A330-200 fleet from ACMI Increased market demand for scheduled and charter services resulted in the reallocation of the A330-200 fleet, as well as the revenues away from ACMI 39% 41% 10% 9% Charter ACMI1 ~14% of revenue generated from US HQ companies2 4

Strong Growth & Attractive Margins 33% Adj. EBITDA margin1 >98% of revenue in USD/GBP/EUR +43% CAGR Adj. EBITDA margin1 29% 33% +~370 bps Revenue & Adj. EBITDA1 Over Time LTM Sep-2022 Financial Highlights +37% CAGR $353m Revenue Source:Company information Note: Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures Key Income Statement Figures $m 2019A 2020A 2021A LTM Sep-2022 Revenue 148 209 290 353 (–) Cost of Sales (125) (140) (198) (261) Gross Profit 22 68 92 92 Gross Margin 15% 33% 32% 26% (–) SG&A Expenses (9) (12) (10) (14) + Other Income from Operating Activities 1 (1) (3) -- Operating Income (EBIT) 14 56 79 78 + Depreciation & Amortization 29 27 32 37 Adj. EBITDA1 43 83 110 116 Adj. EBITDA Margin1 29% 40% 38% 33%

Strong LTM Sep-2022 Financial Performance LTM Sep-2022 Financial Performance +39% Financials in $m 1 +21% Year-on-year growth Source:Company information Notes: Adj. EBITDA is a non-IFRS measure. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures

Tailwinds Across Geographies Driving Diversification MNGA revenues increased globally, benefitting from global trade growth and the acceleration of e-commerce adoption Source:Company information Note: Route to Toronto began in 2022 14% represents median from 2017 to 2021 ACMI Scheduled & Block Space EUROPE REVENUE 2019 LTM Sep-2022 $147m $225m +53% NORTH AMERICA REVENUE 2019 LTM Sep-2022 $0.4m $6m +1,438% ASIA REVENUE 2019 LTM Sep-2022 $0.1m $122m +93,031% 1 ~14% of revenue generated from US HQ companies2

A Rare International Air Freight Investment Opportunity Source:Company materials, FactSet as of 10-Nov-22 Note: Bubble size in the top chart broadly reflects relative size among peer sets in terms of market cap 1Based on 2019 data to avoid Covid-19 impact on business model Global Integrators ~$230bn market cap (UPS, FedEx, DHL) Ground B2B / B2C parallel networks, mostly domestic Global Airline Market ~$260bn market cap (>$90bn North America) Dominated by passenger contribution to capacity and earnings (cargo <3% in US1) Global Logistics >$60bn market cap (DSV, Kuehne & Nagel) Asset-light international freight forwarders; increasing users of freighter capacity Cargo >$6bn market cap (Cargojet, Atlas, ATSG) Limited pure play international cargo opportunities Air Cargo Operators Most relevant peers Exposure to cargo market, although mostly ground transport Global Integrators Exposure to similar global trade drivers Global Logistics & Airfreight Forwarders Broad Peer Sets for MNGA Peer Sets Considered but Dismissed Other E-Commerce Enablers Other Airlines Exposure to similar tailwinds, but ultimately different business model Passenger-dominated, and thus driven by business cyclicality Cargo revenues represent only a small portion of total Key reference peer Source: “Dominated by passenger contribution to capacity and earnings (cargo <3% in US)”: Company information (2019A data)

37.2% 10.2% - 27.5% 12.0% - 15.5% 28.0% - 41.4% üüü üü ü üü üü üü üüü ü 5.8x 4.7x – 8.5x 5.3x – 9.4x 5.3x – 9.3x 0.2x 0.2x - 0.5x 0.3x – 0.8x 0.2x - 0.2x A Rare International Air Freight Investment: High Growth, High Margins, Revenue Visibility, Global Footprint and Cash Generative Source:FactSet as of 10-Nov-2022, company information Air Cargo Operators Global Integrators4 Global Logistics & Airfreight Forwarders Key Points for Comparison MNGA is more international by points of sale Provides service to global express and e-commerce operators Growth is a key differentiator MNGA servicing key routes (e.g. UPS, DHL) Largest freighter fleet E-commerce and intercontinental end market deliveries Similar global airfreight growth drivers Asset - light EV / Adj. EBITDA1;2 LTM Sep-22 FY 2019-LTM Sep-22 Revenue CAGR Revenue Visibility Capital Intensity Peers Notes:Financials converted to USD at the spot exchange rate as of 10-Nov-22 Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures MNGA multiples based on EV of $676m Defined as (EV / LTM Sep-22 Adj. EBITDA) divided by Adj. EBITDA CAGR 2019-LTM Sep-22 FedEx figures as of LTM Aug-2022 EV / Growth-Adj. EBITDA1;2;3 LTM Sep-22 8.5x 0.3x 27.5% Represents Cargojet’s metrics

MNGA Compares Favorably to Its Key Peers Key Information HQ in Istanbul, Turkey Diversified routes across EMEA, Asia, and US >700 FTEs HQ in Mississauga, ON, Canada Mostly domestic and Canada-US routes >1,700 FTEs HQ in Purchase, NY, US Mostly North America routes >4,000 FTEs HQ in Wilmington, OH, US Mostly North America routes >5,200 FTEs Current Fleet 9 aircraft in current fleet (2 additional aircraft under LOI): 6x A300 3x A330 38 aircraft 22x B767 12x B757 2x Challenger 601 1x Cessna 720; 1x Beechcraft 1900D 1161 aircraft 8x B737 47x1 B747 46x1 B767 16x B777 1292 aircraft 122x2 B767 7x A321 Business Model Source:Company information, FactSet as of 10-Nov-22 Notes: Financials converted to USD at the spot exchange rate as of 10-Nov-22 1Excludes 4x B747 and 6x B767 aircraft configured as passenger aircraft; includes 21 spare aircraft provided by CMI customers 2Excludes 11x B767, 3x B777, and 4x B757 aircraft configured as passenger aircraft 3As of 2021A 4Defined as Cargo Aircraft Management 37% CAGR 29% 40% 38% Key Financials MNGA operates diversified routes, while its peers focus on North America MNGA operates medium widebodies, similarly to Cargojet and ATSG Only Cargojet benefits from significantly diversified revenue streams like MNGA MNGA significantly outpaced its key peers’ growth rates over FY 2019-LTM Sep-22 Revenues ($m) EBITDA margin 33% 35% 42% 39% 18% 22% 26% 26% 27% 29% 28% 28% 73% of revenue from 3 customers3 No revenue from scheduled flights No revenue from scheduled flights 2019 – 2021 growth at less than 1/3 MNGA 33% 27% CAGR 10% CAGR 20% CAGR MNGA’s margins are 50% higher

25% CAGR 2% (13%) 22% MNGA Compares Favorably to Cargojet, Its Key Peer Source:FactSet as of 10-Nov-2022, company information Revenues ($m) Net Income margin3 Key Information Routes Employees Key Financials MNGA showed outstanding growth in the last 2 years MNGA has generated strong profitability with attractive net income margins3 Current Fleet MNGA and Cargojet operate medium widebodies Business Model MNGA and Cargojet have comparable diversified revenue streams Mostly domestic and Canada-US >1,700 38 aircraft 22x B767; 12x B757 2x Challenger 601 1x Cessna 720; 1x Beechcraft 1900D Diversified across EMEA, Asia, and US >700 9 aircraft in current fleet (2 additional aircraft under LOI): 6x A300 3x A330 2021 Valuation Metrics4 MNGA is priced at a discount to its key peer LTM Sep-2022 Valuation multiples EV/Adj. EBITDA1: 5.8x (-31%)2 EV/Growth-Adj. EBITDA5: 0.2x (-49%)2 LTM Sep-2022 Valuation multiples EV/Adj. EBITDA1: 8.5x EV/Growth-Adj. EBITDA5: 0.3x Notes:Financials converted to USD at the spot exchange rate as of 10-Nov-22 EV defined as Enterprise Value. Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures Discount from Cargojet multiple Defined as net income divided by revenue; Cargojet net income excluding fair value changes in warrants MNGA multiples based on EV of $676m Defined as (EV / LTM Sep-22 Adj. EBITDA) divided by Adj. EBITDA CAGR 2019-LTM Sep-22 40% CAGR 4% 21% 16% 23% 17% 39% growth 6% 31% 34% growth

Substantial Sector Tailwinds Due to Increasing Demand Combined with Supply-Side Constraints Established Track Record, with Close Partnerships with Key Global Logistics Providers Strategically Based in One of the Largest and Fastest-Growing Air Cargo Markets Globally Significant Potential Upside from Multiple Growth Levers including E-Commerce Integration, Expanded Network and Increasing Penetration in Key Markets Through Vertical Integration Barriers to Entry Driven by Slots Guaranteed at Some of the Most Desirable Airports Globally A Global Logistics Provider and E-Commerce Enabler Highly Experienced Management Team with Deep Domain Expertise Backed by Long-Term Committed Shareholders Operational Excellence Evidenced by Multiple Awards from Airbus and Governmental Agencies Key Investment Highlights 2 3 4 5 6 1 8 7

Supporting Key Investment Highlights Materials Appendix A

A Global Logistics Provider and E-Commerce Enabler Solutions provider for 60 charter broker companies, integrators and major airlines Leading charter business in the EMEA region Charter 41% of LTM Sep-2022 Revenues 100+ routes to 61 destinations across 41 countries 680 million freight ton-kilometres offered 180,000 tons of cargo annually >15,000 customers >3,500 flights annually Global network spanning 4 continents Transcontinental routes to support rapid growth in e-commerce demand across Asia, the EU, and the United States Access to hubs in Paris, London, Amsterdam, and Germany via night flights driving next-day delivery Direct sales in North America with weekly flights to JFK Airport in New York and Pearson International in Toronto Maximizing cargo load factor in long distance flights giving MNGA a competitive edge and increasing profitability Annual or Multi-year Contracts MNGA is a global logistics provider and e-commerce enabler, with strong revenue visibility from contracts and $116m LTM Sep-2022 Adj. EBITDA2 Source:Company information Notes: 1Also includes ramp handling, warehouse export & import, technical and other revenue 2Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures Port-to-port air cargo service & logistics support provider Scheduled & Block Space 48% of LTM Sep-2022 Revenues1 Solutions provider for express courier and air cargo businesses such as UPS, DHL and Turkish Airlines ACMI 10% of LTM Sep-2022 Revenues

A Global Logistics Provider and E-Commerce Enabler MNGA is a global logistics provider and e-commerce enabler, with an air cargo network including >60 destinations Istanbul / EU ←→ North America Istanbul ←→ Europe Istanbul ←→ Africa Istanbul ←→ Asia Source:Company information Note: 1. Arrow size reflects relative contribution of different routes to overall CTK Turkey is included in Europe 14% represents median from 2017 to 2021 MNGA route network1 Istanbul ←→ Middle East MNGA 2021 CTK breakdown (m)2 ~14% of revenue generated from US HQ companies3

Substantial Long-Lasting Tailwinds Due to Increasing Demand Combined with Supply-Side Constraints Meaningful secular tailwinds due to growth in global trade and the shift in consumer behavior that has driven e-commerce acceleration, combined with supply-side constraints in the logistics industry PASSENGER WIDEBODY CAPACITY LOSS SUPPLY CHAIN DISRUPTIONS GOODS DEMAND & ECONOMIC RECOVERY MARITIME SHIPPING CHALLENGES Share of worldwide air cargo transported via passenger widebody aircraft decreased from c.50% to c.30% (from Q1 2020 to Q2 2021) Air cargo has been used to address supply chain recoveries Demand for consumer products increasing disproportionately to spending for leisure, travel and services Shift towards air cargo due to maritime shipping challenges, causing a narrower spread between air and maritime cargo transport FLEET REPLACEMENT NEEDS SUPPLY CHAIN STRATEGIES Potential shifts in specific destinations, but not fundamental macro demand changes to global supply chains served by the air cargo networks E-COMMERCE BUSINESS MODELS Global e-commerce volume was recorded at c.$3.5 trillion in 2019 and is forecasted to surpass $6.5 trillion by 2023 RTK growth combined with proven need for dedicated freighter capacity is expected to result in need for c.70% larger fleet over pre-pandemic levels by 2040 c.50% of new deliveries over the next 20 years are expected to be targeted to replace existing older and less efficient freighters Near- to Medium-Term Dynamics Long-Term Dynamics Source:Boeing CMO 2021, Boeing Air Cargo Forecast 2020-2039, Company information Source: Boeing Commercial Market Outlook 2021 – pdf page 10-11-12/20 Boeing World Air Cargo Forecast 2020-2039 – pdf page 10-17/100 FREIGHTER FLEET GROWTH

Strategically Based in One of the Largest and Fastest-Growing Air Cargo Markets Globally Strategically based in one of the largest and fastest-growing air cargo markets globally, with access to key destinations in Europe, the Middle East, Africa and Asia within 3 hours Note: 1Represents total (international and domestic) scheduled traffic carried by air carriers registered in Turkey Istanbul’s Strategic Location Istanbul is at the Heart of the Modern Silk Road Air Transport Freight in Turkey and as a Share of Global Air Freight Trade surpassing >$380 billion flowed through the country in 2020 Turkey is one of the largest air cargo markets globally Istanbul is one of the largest cities in the world, with over 15m people Istanbul Airport is rapidly becoming one of the most important air cargo and logistics centers for Europe, Middle East and Asia The airport, covering 1.4 million square meters, will have cargo handling capacity expected to reach 5.5m tons The volume of cargo transported in 2021 exceeded 1.6m tons, of which >1.5m tons for international traffic Air transport freight has increased in Turkey by a CAGR of 23.1% from 2009-2019 (vs. 2.4% worldwide) Scheduled traffic carried (million ton-km)1 Air transport freight in Turkey as a % of total world air transport Turkey’s global share of air transport freight has increased from 0.6% in 2010 to 3.8% in 2020 Source: World Bank The Belt and Road Cities’ Connectivity Index (https://www.weforum.org/reports/belt-and-road-cities-connectivity-index-report) ACI (https://www.aci-europe.org/44-industry-data/40-airport-traffic.html) Air transport, freight (m ton-km), 1973–2020 Source: The Belt and Road Cities’ Connectivity Index, The Observatory of Economic Complexity (OEC) Source: IGA, International Airport Review, Turkish Airport Authority Source: World Bank (ICIO, Civil Aviation Statistics and ICAO)

Leading Turkish e-commerce platform Global logistics leader +$51m Significant Upside from Multiple Growth Levers including E-Commerce Integration MNGA’s e-commerce revenue grew to $51m in 2021, despite not accounting for any revenues in 2020. This segment continues to show strong growth – as of September 2022, with $82m e-commerce revenue over the last twelve months. Due to MNGA’s strategic positioning along the modern silk road, the Company is well-positioned to address this market further by connecting Asia with the West MNGA’s cargo originating from Asia grew at a 230% CAGR from 2019 to 2021 and continues seeing strong demand from Asian customers MNGA e-Commerce Revenue Growth2 Enhanced value proposition driving increased exposure to e-commerce clients, supported by IGA’s potential to become an important e-commerce hub Global American e-commerce leader Global e-commerce leader Istanbul Grand Airport e-commerce Hub Opportunity The largest airport by traffic volume in Europe1 offering all services that are key for e-commerce: Parcel sorting (e.g. conveyor belt) & picking for dispatch Short-term storage / warehousing Significant connectivity with facilities located outside the airport Istanbul Grand Airport as Primary Hub Primary opportunities for e-commerce retailers Scalable IT platform driving continuous improvements for user experience and greater operational efficiency State-of-the art technology and facilities at IGA >16,500 m2 of strategically located storage space in Turkey Agile & flexible service model providing last-mile delivery & digital integration with custom authorities through an integrated logistics offering Hyperconnectivity to other important gateways MNGA Key Integrated Capabilities Source:Company information Note: As of 2021 according to Airports Council International Customers shown include shipper relationships through freight forwarders +61%

Upside from Multiple Growth Levers Including Geographic Expansion & Vertical Integration MNGA began flying to JFK in November 2021 and continues to operate weekly flights to the airport. MNGA also partners with US delivery networks to provide cargo to other major US cities, including Chicago, Los Angeles, Houston, Atlanta, and Miami In October 2022, MNGA started flying to Toronto to service the Canadian market and strengthen its footprint in North America M&A: MNGA is actively evaluating M&A targets with an Air Operator’s Certificate (AOC) in the US, as well as throughout Europe, including in Germany & the UK MNGA operates customs-bonded warehouses, a requirement for cross-border shipments, and is trusted by some of the most recognizable brands globally. MNGA anticipates having capacity to handle 18,000 tons p.a. M&A: MNGA is actively evaluating warehouse acquisition opportunities in the US and throughout Europe, including in Germany, France, Belgium and the Netherlands to leverage local warehousing and 3PL offerings to strengthen next-day delivery capabilities and further increase air cargo volumes Key growth geographies Expanding operations in strategic markets support global customer base Source:Company information “We are delighted that our long-time cargo airline partner MNG Airlines is significantly growing its presence at CGN (Cologne Airport). Especially the German and BeNeLux-exporters will benefit from the new JFK flights.” Johan Vanneste, President & CEO Cologne Bonn Airports Asia

Barriers to Entry Driven by Rights to Slots at Some of the Most Desirable Airports Globally Key airports globally (e.g. JFK, CDG, CGN) are capacity-constrained and unable to offer new slots to competitors; the future of e-commerce lies within achieving same-day delivery through utilization of key slots Historical Slot Portfolio of MNGA The most common entry barriers at Level 3 airports (“coordinated airports”) are capacity and slot availability Slots are very limited due to the inaccessibility of the night period (aimed at reducing aircraft noise) Therefore, a new entrant could spend years on the waiting list to access a Level 3 airport, regardless of its market power Turkey, IST/SAW S:98 – W:98 Israel, TVL S:20 – W:20 Croatia, ZAG S:2 – W:2 Germany, CGN/LEJ S:50 – W:50 Netherlands, AMS S:4 – W:4 UK, London/LTN S:20 – W:20 France, CDG S:10 – W:10 S: Summer Season / W: Winter Season Source:Company information MNGA historically owns the rights for the below slots 428 Total Slots Spain, MAD/ZAZ S:6 – W:6 US, JFK S:4 – W:4 TBC with company: how do quotas get assigned

Operational Excellence Evidenced by Multiple Awards from Airbus and Governmental Agencies Multiple awards from Airbus and further registered as Service Supplier & Vendor to UN, NATO, US Military and Non-Military Organizations Operational Excellence A300-600 Mixed Airbus Fleet 2018 Operational Excellence Worldwide A300-600 Fleet 2013-2014 Operational Excellence A300/A310 Family Award 2010-2011 Operational Excellence A300B2/B4 Fleet 2008-2009 Source:SkyWise, Company information Notes: 1Average figures from 2012 to 2021 2Global Average based on the worldwide fleet data provided by SkyWise International and Governmental Accreditations & Certifications Certified Pharma Operations Authorized and Certified Service Quality TOBB UND Guarantee Operations: Accreditations & Certifications by Track Record of Excellence 2 Dispatch Reliability From 2012 - 20211 A300-600 A330 MNGA 2 Global Average

Highly Experienced Management Team with Deep Domain Expertise MNGA executive team brings over 185+ years of experience1 Source:Company information Note: 1Including full executive team Murathan Günal Chairman and CEO of MAPA Group Ali Sedat Özkazanc CEO of MNGA Emre Mazanoğlu Head of Audit Committee Gamze Ete Kuran Head of Compliance and ESG Ali Şimşek Head of Finance and Accounting 185+ years of combined experience(1) 35+ years at MAPA Group(1) Affiliations to industry bodies Relevant previous experience 70+ years at MNGA(1)

Additional Valuation Materials Appendix B

Leading Metrics in the Industry – Growth, Profitability and Pricing Power Median: 28.9% Median: 12.2% Source:FactSet as of 10-Nov-2022, company information Notes: 1Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures 2LTM Aug-2022 Revenue CAGR FY 2019-LTM Sep-2022 Adj. EBITDA Margin1 LTM Sep-2022 Median: 13.6% Median: 19.8% Median: 34.7% Median: 12.1% Cargo Revenue (US$) per Block Hour 2019-LTM Sep-2022 2019 2020 2021 2 2 LTM Sep-2022

Entry Price Point at Substantial Discount to Cargojet, Its Key Peer Median: 5.3x Median: 7.3x EV / Adj. EBITDA1;2 LTM Sep-2022 Median: 7.5x Median: 0.3x Median: 0.2x EV / Growth-Adj. EBITDA1;2;3 LTM Sep-2022 Median: 0.6x Source:FactSet as of 10-Nov-2022, company information Notes: Adj. EBITDA and Adj. EBITDA Margin are non-IFRS measures. See the appendix at the end of this Presentation for a reconciliation to the nearest IFRS measures MNGA multiples based on EV of $676m Defined as (EV / LTM Sep-22 Adj. EBITDA) divided by Adj. EBITDA CAGR 2019-LTM Sep-22 LTM Aug-2022 multiple Change to spot EV/LTM EBITDA as of Q3’22 5.9x 4 4

Additional Materials Appendix C

Aircraft Model Vintage In Date End Date Range (km) Payload (tons) 1995 2014 Owned 4,800 km  47 tons 1989 2015 Owned 1989 2013 Owned 1999 2008 2024 1994 2012 2024 1994 2013 2024 2012 2012 Owned 6,000 km  68 tons 2007 2021 2027 6,780 km  61 tons 2007 2022 2028 2008 2023 2031 3,800 km 27 tons 2002 2024 2032 Long-Haul Fleet Growth for Further Global Connectivity Current Full Airbus Long-Haul Fleet – Owned and Leased – Provides Predictable Capacity Source:Company information, Airbus Notes: 1Two additional aircraft under non-binding LOIs and subject to closing; range and payload refer to A321-P2F family A330-P2F300 A321-200P2F1 A300-600F A330-200F

1. Upgrading Our Fleets to Cleaner Vehicles By transitioning to cleaner fleets, whether they are more fuel-efficient or use fossil-free energy, we can drastically reduce our CO2 emissions. Sustainable Aviation Fuels (SAF) expected to be introduced by 2024. We are also concerned about noise pollution and adhere to several airport noise pollution regulations MNGA ESG Strategy 5. Increasing Fuel Efficiency As part of environmental protection and climate change mitigation, we have undertaken numerous measures to reduce our carbon footprint by improving fuel efficiency. We have also started employing younger aircrafts in our fleet 4. Carbon Footprint Tracking We have started to implement a carbon footprint tracking system to reduce the carbon footprint of our operations Transition to Green Buildings Decarbonizing our air cargo operations also includes the efforts to transition to green buildings: cargo facilities at airports, warehouses, airport terminals, offices Our Mission We are working very closely with our stakeholders to reduce our environmental impacts arising from our operations, with a goal to ensure a green planet GO e-Freight Replacing paperwork with electronic messages and further digitalization to reduce the carbon footprint

MNGA – Historical Income Statement and Balance Sheet Income Statement Balance Sheet ('000 USD) 2019 2020 2021 YTD Sep-2021 YTD Sep-2022 Revenue 147,787 208,807 289,668 190,235 253,573 Cost of Services (-) (125,394) (140,423) (197,995) (133,519) (196,319) Gross Profit 22,393 68,383 91,674 56,716 57,254     General Administrative Expenses (9,022) (12,026) (10,323) (9,292) (10,394) Other Income From Operating Activities 1,011 (650) (2,727) - - Operating Income 14,381 55,708 78,623 47,424 46,860     Income From Investment Activities (Net) (3,088) 11,927 4,917 3,509 3,142 Share of Investments' Profit / Loss 382 202 345 415 441 Financial Expense (-) (2,275) (7,506) (17,414) (2,825) 1,627 Profit Before Tax 9,400 60,332 66,471 48,524 52,069     Tax (-) (2,978) (15,469) (19,743) (12,254) (1,901) Net Income 6,422 44,863 46,728 36,270 50,168     Depreciation Expenses in IC 28,522 27,375 31,509 21,953 27,891 Aircraft, Machinery and Equipment 28,023 26,274 30,364 21,114 26,850 General Expenses and Administration 499 1,101 1,145 839 1,041 Source:Company information Notes: This historical financial information and data does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material Assets ('000 USD) 2019 2020 2021 Sep-2022 Cash and Equivalents 12,245 46,542 46,186 17,235 Trade Receivables 16,319 17,743 26,748 17,478 Other Receivables from Related Parties 9,686 17,375 34,676 59,694 Inventories 2,367 2,371 2,960 4,771 Prepaid Expenses 3,568 3,245 3,279 971 Other Current Assets 1,264 493 475 1,901 Total Current Assets 45,449 87,770 114,324 102,049 Property, Plant and Equipment 147,574 163,185 211,387 219,682 Intangible Fixed Assets 1,988 1,499 3,163 6,743 Financial Investments – Long-term 1,493 1,825 2,015 2,174 Pre-paid Expenses – Long-term 10,878 14,740 18,853 25,992 Other Non-Current Assets 39 39 39 - Total Non-current Assets 161,972 181,288 235,457 254,590 Total Assets 207,420 269,058 349,781 356,639 Liabilities ('000 USD) 2019 2020 2021 Sep-2022 Short-term Loans 2,030 18,551 40,576 25,913 Short-term Obligations under Finance Leases 11,770 13,579 12,796 7,450 Short-term Obligations under Operational Leases 377 275 185 167 Trade Payables 11,608 21,666 25,313 30,603 Due to Related Parties 201 633 1,873 875 Other Payables and Expense Accruals 3,308 4,531 12,846 12,088 Current Tax Liabilities 2,388 3,546 2,893 2,352 Total Current Liabilities 31,682 62,781 96,482 79,449 Long-term Loans 40,534 33,860 53,368 56,044 Long-term Provisions 2,545 3,173 2,363 2,732 Deferred Tax Liabilities 18,548 25,203 31,935 26,556 Total Non-Current Liabilities 61,627 62,236 87,667 85,333 Total Shareholder Equity of which Share Capital 33,285 33,285 33,285 33,285 of which Currency Translation Reserve (19) 111 (35) (356) of which Restricted Profit Reserves 3,486 5,314 8,063 10,433 Retained Earnings 70,937 60,468 77,590 98,327 Net Profit for the Period 6,422 44,863 46,728 50,168 Total Liabilities & Shareholder Equity 207,420 269,058 349,781 356,639

MNGA – Historical Cash Flow Statement Source:Company information Notes: This historical financial information and data does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material ('000 USD) 2019 2020 2021 YTD Sep-2021 YTD Sep-2022 Net Income 6,422 44,863 46,728 36,270 50,168 Income tax expense 2,978 15,469 19,743 12,254 1,901 Depreciation and amortization expenses 28,522 27,375 31,509 21,953 27,891 Impairment charge on fixed assets 3,797 (12,010) 2,225 - - Share of profits of investments - equity method (382) (202) (345) (415) 122 Change in provisions 305 1,770 (809) (151) (5,010) Change in working capital 3,657 7,085 (1,760) 4,456 5,735 Taxes paid (5,013) (7,358) (13,663) (10,696) (7,821) Cash Flows from Operations 40,286 76,992 83,628 63,670 72,985           Fixed asset purchase / investments (16,464) (34,791) (63,907) (58,430) (39,766) Proceeds from sale of property, plant, equipment - 4,256 - - - Investments in associates 537 (130) 155 101 (120) Cash Flows from Investments (15,927) (30,665) (63,752) (58,329) (39,886)           Borrowing 9,213 10,161 13,984 28,026 (6,016) Proceeds from borrowings 680 23,620 70,391 58,580 37,143 Repayment of borrowings (1,400) (4,684) (37,217) (19,023) (32,529) Proceeds from sale & lease back transaction 27,930 - - - - Repayments of leases (17,997) (8,775) (19,190) (11,531) (10,630) Dividend distribution (784) (658) (1,472) (1,472) (1,077) Related party borrowings (28,671) (21,663) (41,807) (60,973) (43,389) Cash Flows from Financing (20,242) (12,160) (29,294) (34,419) (50,482) Effect of foreign exchange translation - 130 9,063 17,650 (11,568) Net Cash Flow 4,117 34,297 (356) (11,428) (28,951) Opening Cash 8,128 12,245 46,542 46,542 46,186 Ending Cash 12,245 46,542 46,186 35,114 17,235 Note: 2021 cash flow includes $43m growth capex investment Cash Flow Statement

MNGA – Key Historical Financial Metrics Income Statement - YTD ('000 USD) YTD Sep-2021 YTD Sep-2022 Revenue 190,235 253,573 Cost of Services (-) (133,519) (196,319) Gross Profit 56,716 57,254     General Administrative Expenses (9,292) (10,394) Other Income From Operating Activities - - Operating Income 47,424 46,860     Income From Investment Activities (Net) 3,509 3,142 Share of Investments' Profit / Loss 415 441 Financial Expense (2,825) 1,627 Profit Before Tax 48,524 52,069     Tax (-) (12,254) (1,901) Net Profit 36,270 50,168     Depreciation Expenses in IC 21,953 27,891 Aircraft, Machinery and Equipment 21,114 26,850 General Expenses and Administration 839 1,041 ('000 USD) LTM Sep-2021 LTM Sep-2022 Revenue 254,195 353,006 Adjusted EBITDA 95,276 115,506 Adj. EBITDA Margin 37% 33% Net Income 57,658 60,627 Net Income Margin 23% 17% Key items - LTM Source:Company information Notes: This historical financial information and data does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material

Reconciliation of Non-IFRS to IFRS Measures Source:Company information Notes: This historical financial information and data does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed with the SEC relating to the potential business combination and the proxy statement/prospectus contained therein. Any adjustments to this historical information and data may be material 1.Financial expenses include interest expenses on bank loans and foreign exchange gains or losses on financial assets and liabilities (other than trade receivables and payables) ('000 USD) 2019 2020 2021 YTD Sep-2021 YTD Sep-2022 Net Income 6,422 44,863 46,728 36,270 50,168 Tax expense 2,978 15,469 19,743 12,254 1,901 Income from investing activities 3,088 (11,927) (4,917) (3,509) (3,142) Share of profit from investments under the equity method (382) (202) (345) (415) (441) Finance Expenses1 2,275 7,506 17,414 2,825 (1,627) Depreciation and amortization 28,522 27,375 31,509 21,953 27,891 Adjusted EBITDA 42,903 83,084 110,132 69,377 74,751 Adjusted EBITDA Margin (Adjusted EBITDA / Revenue) 29% 40% 38% 36% 29% ('000 USD) 2019 2020 2021 YTD Sep-2021 YTD Sep-2022 Adjusted EBITDA 42,903 83,084 110,132 69,377 74,751 Changes in Net Working Capital 3,657 7,085 (1,760) 4,456 5,735 Maintenance Capex (13,411) (24,033) (21,353) (20,753) (17,712) Adjusted Cash Conversion Pre-Growth Capex 33,150 66,135 87,020 53,079 62,773 Adjusted Cash Conversion Pre-Growth Capex Margin (Adjusted Cash Conversion Pre- Growth Capex / Adjusted EBITDA) 77% 80% 79% 77% 84% Growth Capex (3,053) (10,758) (42,554) (37,677) (22,054) Adjusted Cash Conversion 30,096 55,377 44,466 15,403 40,719 Adjusted Cash Conversion Margin (Adjusted Cash Conversion / Adjusted EBITDA) 70% 67% 40% 22% 54%

Industry Outlook Appendix D

For Passenger Airlines, Cargo Continues to be the Bright Spot “Turkish cargo performed well as we recorded around $900 million of revenue” “To sustain our growth in cargo, we are introducing new products, focusing more on niche cargo segments and facilitating more strongly the efficiency growth by our new cargo terminal in Istanbul Airport” “…our investment management team is looking for new aircraft, especially cargo” “We are seeing some erosion in the yield environment, but being able to compensate this drop with increasing total tonnes carried” November 3rd 2022, Q3 22 Earnings Call “Lufthansa Cargo (…) expects to post another record result for '22. In the first 9 months of this year, our Cargo colleagues have generated an operating profit of an impressive EUR 1.3 billion, and therefore, expect their full year results to exceed last year's figure of EUR 1.5 billion. Overall, it doesn't take much to hear that from my voice here, we remain optimistic for the rest of this year” “For next year, we still expect the yields to be above what we had precrisis level” October 27th 2022, Q3 22 Earnings Call “…we saw a very large opportunity with freighters, with cargo. And so we have launched really back into the dedicated freighter business” “…we have a strong, a very strong team on the cargo side and saw this really as a dimension that will not stop growing. And so we made the pivot and jumped into it.” September 15th 2022, Investor Conference “the second positive element is the cargo, EUR 300 million more than where we were in 2019 (…) the yield is holding strong, and it’s even compared to 2021. So the yields, the price per ATK is up at 14% compared to 2019” October 28th 2022, Q3 22 Earnings Call “Cargo posted another strong quarter with revenue increasing nearly 40% compared to 2019, with the reduction in air cargo traffic as seafreight recovered which was more than offset [by] strong yields.” October 28th 2022, Q3 22 Earnings Call

Global Carriers Indicate that Demand for Air Freight Remains Robust, Including on the Europe-Asia Route “B2B outlook slightly above global GDP –and in line with pre-COVID trends. B2B E-commerce remains the fuel for additional growth. Normalization in B2C is happening, but continued growth above GDP as crossborder E-commerce continues to take share of retail spending” September 8th 2022, DHL Investor Day “747s are gone, 380s are gone. Those were the biggest belly businesses, they're all gone. So what are we left with is 777s basically or A350 aircraft, and there's a lot of narrow-bodies that are going to fly internationally. So I think there's a hybrid model that some of the belly business will go back, obviously, but we feel a lot of it will be retained by the freighters.” “Our 2026 adjusted EBITDA is expected to continue to be greater than 35% of revenue” “e-commerce will continue to grow at attractive compound annual growth rates for years, if not decades. We believe that this will help mitigate the risk of any potential recession” October 31st 2022, Q3 2022 Earnings Call “Weaker demand [in air freight] was more than compensated by strong yields.” Reported 48% YoY growth in gross profit / tonne for air freight. October 25th 2022, Q3 2022 Results “Demand expected to outstrip supply through 2030. Given demand vs supply imbalance, rates to stay at high levels through 2023 – 2024” June 13th 2022, DHL Global Forwarding, Freight Mgmt. Update “Trade between Asia and Europe countries accounts for about half of the world’s merchandise commerce (…). 2021 saw trade between China and Europe grow to $800b, and the trajectory continues with a 12% YoY increase over January and February 2022 to $138b (…). Trade between other Asian markets (…) and the EU also continues to show a healthy momentum” “As one of the most important trade lanes in the world, Asia-Europe is where mega-economies will converge in the coming years” June 16th 2022, Kawal Preet, president of AMEA

Boeing Believes Freighters Will Remain Important for the World Air Cargo Industry Sources:Boeing World Air Cargo Forecast 2020–2039 Most passenger belly capacity does not serve key cargo trade routes Twin-aisle passenger schedules often do not meet shipper timing needs Freight forwarders prefer palletized capacity, which is not available on single-aisle aircraft Passenger bellies cannot serve hazardous materials and project cargo Payload-range considerations on passenger airplanes may limit cargo carriage https://www.boeing.com/resources/boeingdotcom/market/assets/downloads/2020_WACF_PDF_Download.pdf

Risks Related to MNGA The Company’s reputation and business could be adversely affected in the event of an aviation accident or similar public incident involving its aircraft or personnel. The Company and the air cargo industry in general are particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to adversely affect the Company and its ability to obtain financing on acceptable terms. Air cargo companies are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; terrorist activities; increased security measures; new logistics related taxes or the outbreak of disease, any of which could have a material adverse effect on the Company’s business, results of operations and financial condition. Risks associated with the Company’s presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect the Company. The Company is subject to significant governmental regulation and changes to the civil aviation regulatory framework may adversely affect the Company, its business and results of operations, including its competitiveness and compliance costs. The Company is subject to a number of environmental, health and safety and tax laws and regulations, and the cost of compliance with, and any liabilities under, current and future laws and regulations may have a material adverse effect on its business, financial condition, results of operations or prospects. The Company operates in a competitive industry and actions by its competitors could adversely affect the Company. Significant capital investments, including the expansion of its fleet have been, and may in the future continue to be, necessary to achieve the Company's growth plans, which carry project and other risks. Reduction in demand for cargo or charter operations of the Company, or governmental reduction or limitation of operating capacity, could harm its business, results of operations and financial condition. The Company relies on efficient daily aircraft utilization to address peak demand, which makes it vulnerable to delays, cancellations or aircraft unavailability. Failure to obtain, renew or maintain the permits and approvals required to operate the Company's businesses may have an adverse effect on its business, financial condition, results of operations and prospects. The Company relies on the strength of its reputation and the reputation of MAPA. If the Company and/or its parent company are unable to maintain and enhance its brand and capture additional market share or if the reputation and business of the Company and/or its parent company are harmed, this could have a material and adverse impact on its business, financial condition, results of operations and prospects.  The Company flies and depends upon Airbus aircraft, and the Company could suffer if it does not receive timely deliveries of aircraft, if aircraft from this company become unavailable or subject to significant maintenance or if the public negatively perceives its aircraft. You should carefully consider the risks and uncertainties described in the “Risk Factors” contained herein, the “Risk Factors” section of Golden Falcon’s Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022 and subsequently filed Quarterly Reports on Form 10-Q, other documents filed by Golden Falcon from time to time with the SEC and any risk factors made available to you in connection with Golden Falcon, MNGA (“Company”) or the Potential Business Combination (together, the “Potential Business Combination Risk Factors”). Risk Factors

Risks Related to MNGA (Cont’d) The Company is highly dependent on its main hub at Istanbul Grand Airport (“IGA”), as its primary hub, especially for its e-commerce integration, and as such, a material disruption at its main hub could adversely affect the Company. A failure to implement its growth strategy may adversely affect the Company. Any inability to attract and retain key management and qualified personnel may negatively affect the Company’s business. Increases in labour benefits, and other worker-related disturbances may adversely affect the Company, including its ability to carry out normal business operations. Unexpected increases in the price of aircraft fuel or a shortage or disruption in the supply of aircraft fuel could have a material adverse effect on the Company’s business, results of operations and financial condition. The outbreak of COVID-19 has had an adverse impact that has been material to the Company’s business, operating results, financial condition and liquidity, and the duration and spread of the pandemic could result in additional adverse impacts. The outbreak of another disease or similar public health threat in the future could also have an adverse effect on the Company’s business, operating results, financial condition and liquidity. Because the air cargo industry is characterized by high fixed costs and relatively elastic revenues, airlines cannot quickly reduce their costs to respond to shortfalls in expected revenue and this may harm the Company’s ability to achieve its strategic goals. A possible consolidation in the Turkish and global air cargo industry may adversely affect the Company. Technical and operational problems in the Turkish civil aviation infrastructure, including air traffic control systems, airspace and airport infrastructure, may have a material adverse effect on the Company’s strategy and, consequently, on the Company. The Company is exposed to the risk of inadvertently violating anti-corruption, anti-money laundering, anti-terrorist financing and economic sanctions laws and regulations and other similar laws and regulations and any violation or alleged violation of anti-corruption, anti-bribery, anti-money laundering and antitrust laws and regulations could adversely affect the Company, including its brand and reputation. The Company could be adversely affected by expenses or stoppages associated with planned or unplanned maintenance on its aircraft, as well as any inability to obtain spare parts on time. The Company relies on third-party suppliers for its aircraft and aircraft engines as well as aircraft fuel. The Company is, and may in the future be, involved in litigation that may have a material adverse affect. Any expansion of the Company’s business activities through mergers, acquisitions, joint ventures or strategic alliances may be impacted by antitrust laws, access to capital resources, and the costs and difficulties of integrating future acquired businesses and technologies, which could impede its future growth and adversely affect its competitiveness. Risk Factors (Cont’d)

Risks Related to MNGA (Cont’d) The Company’s level of indebtedness may affect its flexibility in operating and developing its business and ability to satisfy its obligations. Increases in insurance costs or reductions in insurance coverage may have a material adverse effect on the Company’s business, results of operations and financial condition. Failure to maintain good employee relations may affect the Company’s operations and the success of its business. The Company’s intellectual property rights, particularly its branding rights, are valuable, and any inability to protect them may adversely affect its business and financial results. A delay or failure to identify and devise, invest in and implement certain important technology, business, and other initiatives could have a material impact on the Company’s business, financial condition and results of operations. The Company depends significantly on automated systems and cyber security threats continue to increase in frequency and sophistication, and a successful cyber security attack could interrupt or disrupt its information technology systems, or those of its third-party service providers, which could, among other adverse effects, disrupt its business, force the Company to incur costs or cause reputational harmony breakdown, hacking or changes in these systems may adversely affect the Company. System failures, defects, errors or vulnerabilities in its website, applications, backend systems or other technology systems or those of third-party technology providers could harm the Company’s reputation and adversely affect its business. The Company has entered into, and will continue to enter into, related party transactions with its parent company, as well as other related parties. Risks Related to Turkey The Company is subject to risks associated with doing business in an emerging market. The Company’s headquarters and facilities are located in Turkey and, therefore, its prospects, business, financial condition and results of operations may be adversely affected by political or economic instability in Turkey. Turkey's economy is subject to inflation and risks related to its current account deficit. Turkey's economy has been undergoing a significant transformation and remains subject to ongoing structural and macroeconomic risks. Turkey is subject to internal and external unrest and the threat of future terrorist acts, which may adversely affect the Company. Conflict and uncertainty in neighboring and nearby countries may have a material adverse effect on the Company’s business, financial condition, results of operations or prospects. Risk Factors (Cont’d)

Risks Related to Operating as a Public Company The Company’s senior management team has limited experience managing a public company, and regulatory compliance obligations may divert their attention from the day-to-day management of its businesses. As a public reporting company, the Company will be subject to rules and regulations established from time to time by the SEC and Public Company Accounting Oversight Board regarding its internal control over financial reporting. If the Company fails to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, it may not be able to accurately report its financial results or report them in a timely manner. The Company will incur significant costs as a result of operating as a public company. Risks Related to Golden Falcon and the Business Combination Golden Falcon’s directors and officers have potential conflicts of interest in recommending that Golden Falcon’s stockholders vote in favor of the adoption of the business combination agreement relating to the potential business combination and approval of the other proposals to be described in the proxy statement/prospectus to be filed relating to the potential business combination. Golden Falcon’s sponsor, directors and officers have agreed to vote in favor of the potential business combination, regardless of how Golden Falcon’s public stockholders vote. If Golden Falcon is unable to complete this potential business combination, or another business combination, by December 22, 2022, unless Golden Falcon’s stockholders approve a stockholder proposal to extend the business combination deadline at the special meeting of stockholders to be held on December 16, 2022 (the “extension vote”), Golden Falcon would cease all operations except for the purpose of winding up and redeem all of Golden Falcon’s public shares and liquidate. We may be unable to complete the potential business combination if the stockholders of Golden Falcon do not approve the transaction or a significant number of Golden Falcon stockholders exercise their redemption rights, including in connection with the extension vote, thereby reducing the amount of funds available to complete the potential business combination. There can be no assurance that the contemplated transaction will achieve the Company’s objectives of providing it with sufficient capital, and if the Company requires additional capital to fund its operations or expected growth, there can be no assurance that it will be able to obtain such funds on attractive terms or at all, and you may experience dilution as a result. The ability of Golden Falcon stockholders to exercise redemption rights with respect to a large number of shares could deplete Golden Falcon’s trust account prior to the potential business combination and thereby diminish the amount of working capital of the combined company. Risk Factors (Cont’d)

Risks Related to Golden Falcon and the Potential Business Combination (Cont’d) There can be no assurance that the potential business combination will achieve the Company’s objectives of providing it with sufficient capital, and if the Company requires additional capital to fund its operations or expected growth, there can be no assurance that it will be able to obtain such funds on attractive terms or at all, and you may experience dilution as a result. The ability of Golden Falcon stockholders to exercise redemption rights with respect to a large number of shares could deplete Golden Falcon’s trust account prior to the potential business combination and thereby diminish the amount of working capital of MNGA. Golden Falcon’s sponsor beneficially owns a significant equity interest in Golden Falcon and may take actions that conflict with your interest. Golden Falcon and the Company will incur significant transaction costs in connection with the potential business combination. The consummation of the potential business combination is subject to a number of conditions and if those conditions are not satisfied or waived, the business combination agreement to be entered into for the potential business combination may be terminated in accordance with its terms and the potential business combination may not be completed. The ability to successfully effect the potential business combination and New PubCo’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of the Company. The loss of such key personnel could negatively impact the operations and financial results of MNGA. There is no guarantee that a Golden Falcon stockholder’s decision to redeem its shares for a pro rata portion of the trust account will put the stockholder in a better future economic position. If the potential business combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Golden Falcon’s securities or, following the consummation of the potential business combination, MNGA’s securities, may decline. While the Company and Golden Falcon work to complete the potential business combination, the Company’s management’s focus and resources may be diverted from operational matters and other strategic opportunities. Legal proceedings may be instituted against the potential business combination, which could delay or prevent or otherwise adversely impact the potential business combination. Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Golden Falcon’s or the Company’s business, including their ability to consummate the potential business combination, and results of operations. Golden Falcon may be forced to close the potential business combination even if it determines that it is no longer in Golden Falcon stockholders’ best interest. Golden Falcon’s board of directors did not obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the potential business combination. Risk Factors (Cont’d)

Risks Related to Golden Falcon and the Business Combination (Cont’d) Golden Falcon is dependent upon its directors and officers and their loss could adversely affect Golden Falcon’s ability to complete the potential business combination. Golden Falcon’s sponsor, directors, officers and their affiliates may elect to purchase shares from Golden Falcon’s public stockholders, which may influence a vote on the potential business combination and reduce Golden Falcon’s public “float.” Delays in completing the potential business combination may substantially reduce the expected benefits of the potential business combination. If before distributing the proceeds in the trust account to its public stockholders, Golden Falcon files a bankruptcy petition or an involuntary bankruptcy petition is filed against Golden Falcon that is not dismissed, the claims of creditors in such proceeding may have priority over the claims Golden Falcon’s stockholders and the per-share amount that would otherwise be received by Golden Falcon’s stockholders in connection with its liquidation may be reduced. If third parties bring claims against Golden Falcon, the proceeds held in the trust account could be reduced and the per-share redemption amount received by stockholders may be less than $10 per share. If, after Golden Falcon distributes the proceeds in the trust account to its public stockholders, it files a bankruptcy petition or an involuntary bankruptcy petition is filed against Golden Falcon that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Golden Falcon and its board may be exposed to claims of punitive damages. Golden Falcon’s assessment of the capabilities of the Company’s management to continue the Company’s growth transition may prove to be incorrect, which could negatively impact the value of the continuing investment of Golden Falcon stockholders. Golden Falcon’s due diligence investigation of the Company and factors affecting its business may not surface all material issues, including issues or circumstances that could have a significant negative effect on the Company’s financial condition and results of operations, which could cause Golden Falcon stockholders to lose some or all of their continuing investment. Even if Golden Falcon consummates the potential business combination, there is no guarantee that the public warrants will be in the money at the time they become exercisable, and they may expire worthless. The grant and future exercise of registration rights may adversely affect the market price of MNGA’s securities upon consummation of the potential business combination. MNGA may not meet the NYSE’s initial listing criteria, and even if it does, the NYSE may not continue to list MNGA’s securities on its exchange; which could limit the ability of investors in MNGA to make transactions in MNGA’s securities and subject MNGA to additional trading restrictions. Substantial future sales of Golden Falcon’s Class A common stock could cause the market price of Golden Falcon’s Class A common stock to decline. Risk Factors (Cont’d)

Risks Related to an Investment in MNGA Following the Business Combination MNGA will qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such MNGA will be exempt from certain provisions applicable to United States domestic public companies. As a company incorporated in Turkey, MNGA will be permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards applicable to domestic U.S. companies; these practices may afford less protection to stockholders than they would enjoy if MNGA complies fully with the NYSE’s corporate governance listing standards. You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because MNGA will be incorporated under the laws of the Turkey. MNGA will conduct substantially all of its operations and a majority of its directors and executive officers reside outside of the United States. Following the consummation of the potential business combination, MNGA will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations. It is not expected that MNGA will pay dividends in the foreseeable future after the potential business combination. MNGA may incur successor liabilities due to conduct arising prior to the completion of the potential business combination. Subsequent to the completion of the potential business combination, MNGA may be exposed to unknown or contingent liabilities and may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of its securities, which could cause you to lose some or all of your investment. MNGA’s management and resources may not successfully or effectively manage its transition to a public company. If the potential business combination’s benefits do not meet the expectations of investors or securities analysts, the market price of MNGA’s securities or, following the consummation of the potential business combination, MNGA’s securities, may decline. Future sales of securities after the consummation of the potential business combination may cause the market price of MNGA’s securities to drop significantly, even if its business is doing well. Risk Factors (Cont’d)

Exhibit 99.3

Golden Falcon Acquisition Corp.

December 07, 2022

Dear All,

We are pleased to let you know that today we announced that MNG Havayollari ve Tasimacilik A.S. (“MNG Airlines,” “MNGA” or “the Company”), a global logistics provider and e-commerce enabler, has entered into a definitive agreement to become publicly traded via a business combination with Golden Falcon Acquisition Corp. (“Golden Falcon”). The transaction is expected to have a pro-forma enterprise value of $676 million, assuming gross transaction proceeds of $30 million, implying a 5.8x multiple on LTM Adjusted EBITDA as of 30 September 2022.

Throughout 2021 and 2022, we have vetted over 500 companies as potential combination partners. We have conducted in-depth due diligence on a number of them and were well positioned to combine with some of those other companies. That being said, as we stressed to you at our IPO, we were focused on combining with a company that we believed would be an attractive investment in both the short-term and long-term. Specifically, we said we were focused on combining with a company that had a set of specific attributes. As you can see, we believe MNG Airlines as an investment opportunity reflects the attributes we sought to achieve:

•	Established company with a track record: MNGA has 25 years of operating experience servicing over 15,000 corporate customers across 41 countries on 4 continents

•	In the Europe, Middle East, and Israel region: MNGA is strategically located at the heart of the modern Silk Road, and in one of the largest and fastest-growing air cargo markets globally

•

Secular market tailwinds: increasing demand for express air cargo coupled with historical air freight growth at a 3x multiple of global GDP growth (1973-2019, according to IATA data); supply-side constraints on meeting global need for dedicated freighter capacity

•

Strong growth profile: for the last twelve-month period ending 30 September 2022, MNGA’s revenue grew by 39% year-on-year to $353 million. MNGA e-Commerce revenue grew to $82 million in the last twelve months ended 30 September 2022, from zero in 2020

•

Cash flow generation: MNGA has been net-income positive for the last 10 years, and for the last twelve-month period ending 30 September 2022, MNGA delivered net income of $61 million, and adjusted EBITDA of $116 million (33% margin)

•

Clear transatlantic nexus: MNGA has recently started flying to both New York and Toronto, and has identified multiple growth levers in North America, namely through potential long-term capacity agreements with leading logistics players and/or potential complementary acquisitions

•	Committed shareholders: MAPA Group has been a supportive shareholder of MNGA since inception, and is expected to continue to retain a significant stake in the Company

MNG Airlines is a global logistics provider and e-commerce enabler, servicing over 15,000 customers across 41 countries through over 3,500 flights per year. The Company’s business model has four complementary segments: Scheduled & Block Space, Charter, aircraft, maintenance, crew and insurance (ACMI), and Warehouse & Handling. The Company’s cost base is mostly variable, with cost of goods sold representing 95% of its overall cost base in 2021. Company contracts have limited exposure to fuel costs, which are either 100% pass-through to the end customer (for charter flights and ACMI) or updated every two weeks (for scheduled flights). Revenues are generated in USD, EUR and GBP, collectively accounting for 98% of the total. The Company has been net income-positive for the last 10 years.

We believe the Company is well positioned for future growth as it sits on top of attractive secular trends. E-commerce tailwinds, an increasing focus on supply chain security, and a need for larger and more efficient dedicated freighter capacity are driving air freight demand. Global air freight has historically grown at more than 3x global GDP growth (1973-2019). More specifically, express air cargo market is forecasted to grow at 5% per year, 1.8x the rate of general cargo (2019-2041, according to Airbus data). Additionally, MNGA is strategically based in one of the largest and fastest-growing air cargo markets globally; air transport freight has increased in the region at ~10x the global rate, growing at a CAGR of 23% from 2009 to 2019 (vs. 2% worldwide), according to World Bank data.

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We’ve been engaged with the Company for ten months and are pleased that financial success has continued, most recently in the third quarter of 2022. For the three months ended 30 September 2022, the Company’s revenue grew by 47% year-on-year to $90 million, net income of $26 million and adjusted EBITDA of $27 million (30% margin). Last twelve months revenue grew by 39% year-on-year to $353 million, net income of $61 million and adjusted EBITDA of $116 million (33% margin). Revenue has grown at a 37% compound annual growth rate between 2019 and the twelve-month period ended 30 September 2022 during this period.

As you may know, we filed a definitive proxy statement with the Securities and Exchange Commission on November 21, 2022, to seek our stockholders’ approval to extend our business combination deadline, and the special meeting of stockholders will be held on December 16, 2022. We urge you to read the definitive proxy statement carefully and vote in favor of the extension. Additionally, we believe that MNGA is a compelling investment opportunity. Notwithstanding the Company’s 30%+ revenue growth rate and 30%+ EBITDA margin on a scale business with $100m+ EBITDA in the last twelve-month period ending 30 September 2022, we’ve secured a valuation that we believe is the lowest multiple of EBITDA of closed DeSPAC business combinations to date in 2022, and offers a compelling value proposition even in the context of the close to 7,000 publicly listed companies in the U.S. We therefore hope that, subject to your diligence, you will not redeem your shares in connection with the stockholder vote and that you will be a continuing stockholder of GFX and MNGA should the business combination close as expected in the first half of 2023. In light of the fact that we expect there will be another opportunity to redeem by June 2023, we urge you not to redeem until you have reviewed the merits of the proposed transaction. We’re excited about bringing the proposed business combination with MNGA to you and we hope that you will share our enthusiasm.

For your convenience, please see below links containing additional information:

•	Press release

•	Investor presentation

•	GFX website

Yours sincerely,

Makram Azar

CEO of Golden Falcon Acquisition Corp.

Scott Freidheim

Charmain of Golden Falcon Acquisition Corp.

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Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Golden Falcon with the Securities and Exchange Commission (“SEC”) and will be available on the Golden Falcon website at www. goldenfalconcorp.com, MNG Airlines website at www.mngairlines.com and at www.sec.gov.

Advisors

UBS Investment Bank and EarlyBirdCapital, Inc. are acting as capital markets advisors to Golden Falcon. Moelis & Company is acting as financial advisor to Golden Falcon. Appolonia Advisors is acting as financial advisor to MNG Airlines shareholders. Greenberg Traurig, LLP and Herdem are acting as legal advisors to Golden Falcon. White & Case LLP and Göksu Safi Işık (GSI) are acting as legal advisors to MNG Airlines. Paul Hastings LLP is serving as legal counsel to UBS Investment Bank and Moelis & Company.

About MNG Airlines

MNG Airlines is a global logistics provider. The company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG Airlines offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has a fully equipped and EU standards-compliant warehouse since 2000.

About Golden Falcon Acquisition Corp.

Golden Falcon Acquisition Corp. (Golden Falcon) is a New York Stock Exchange-listed special purpose acquisition company.

Golden Falcon management’s combined experience includes over 100 years of investment banking, private equity and executive management experience and over 230 transactions with an aggregate value of over $450 billion. Golden Falcon brings a transatlantic network of relationships with entrepreneurs, family-owned businesses, large corporations, sovereign wealth funds, private equity, venture capital and asset management firms to help finance, support and grow its business combination partner.

In addition, Golden Falcon’s board members and strategic advisory group bring extensive expertise in operating, financing, and investing in leading companies. They have held leadership positions with multinational corporations, where they established a proven track record of creating shareholder value, organically as well as through strategic transactions.

Important Information About the Proposed Transaction and Where to Find It

This communication relates to a proposed transaction between MNGA and Golden Falcon pursuant to a business combination agreement, dated as of December 06, 2022, by and among MNGA, Golden Falcon, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“FinCo”) and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (“Merger Sub”) (the “proposed transaction”). In connection with the proposed transaction, MNGA intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

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Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MNGA and Golden Falcon through the website maintained by the SEC at www.sec.gov.

The documents filed by MNGA and Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www. goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities expected synergies, anticipated future financial and operating performance and results and the expected management and governance of MNGA , are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’ business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing

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business in emerging markets; conflict and uncertainty in neighboring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s 2021 Form 10-K and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the registration statement on Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This communication is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts

For Golden Falcon Media Inquiries

Salamander Davoudi, Tancredi Intelligent Communication, fullcirclecapital@tancredigroup.com

For MNGA Media Inquiries

Ipek Akyildiz, Corporate Communications Manager, ipek.akyildiz@mngairlines.com

Michael Bowen, Managing Director, ICR Inc, MNGAirlines@icrinc.com

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Exhibit 99.4

My Dear Colleagues,

I would like to share an exciting development with you that concerns our company.

As Turkey’s first private air cargo company, we have long been ground breakers in Turkish civil aviation, and we have worked to add value to our country’s economy. Today, I am excited to share that we are now on track to achieve a new milestone.

Today, we entered into a definitive agreement to become publicly traded in the U.S. via a business combination with Golden Falcon Acquisition Corp. (“Golden Falcon”). As MNG Airlines, we will be the third Turkish company to be listed on the New York Stock Exchange. We expect to close the business combination in the first half of 2023 and trade on the NYSE under the ticker symbol “MNGA”.

There are a few points I would like you to pay attention about this process. We are not yet a public company. As we work to complete this transaction, it’s crucial that no team member speaks about it on behalf of the company to media, vendors, partners, organizations, or, even, individuals (including customers, colleagues, family, and friends). Please refrain from discussing any and all details related to Golden Falcon, our financial performance, or the deal announcement. This silence also applies to social media.

Additionally, all company communications must remain internal and are not to be shared with anyone outside of the company. If you are contacted by media, industry analysts, or investors regarding this transaction, please direct them to reach out via email to media@mngairlines.com and their request will be routed to the appropriate individuals.

Undoubtedly, an announcement like this will spark many questions. I strongly encourage you to take time to read the “Frequently Asked Questions” that we will provide and the press release that will be distributed which you can find on our website.

I would like to thank you, my loyal teammates, who contributed to this success, and I wish all of us good luck on this ambitious journey we have embarked on.

Respects,

Ali Sedat Özkazanc

CEO of MNG Airlines

Exhibit 99.5

Partner & Customers Memo

When: December 7, 2022

From: Ali Sedat Özkazanc

To: Key Partners & Customers

Subject: MNG Airlines is Going Public!

Dear Valued Partner,

I am pleased to share with you some exciting news about our company. Today we announced that MNG Airlines has entered into a definitive agreement to become a publicly traded company in the U.S. via a business combination with Golden Falcon Acquisition Corp. (“Golden Falcon”) (NYSE: GFX), a special purpose acquisition company. The transaction is expected to close in the first half of 2023 subject to the satisfaction or waiver of customary closing conditions. Once public in the U.S., we expect MNG Airlines to be listed on the New York Stock Exchange (the “NYSE”) under the new ticker symbol “MNGA”. As a public company, we anticipate gaining increased financial flexibility, and being even more strongly positioned to unlock new growth avenues and maximizing value creation. Ultimately, we look forward to deploying our increased capital to become even stronger partners to you.

The full press release announcing the transaction is included below and can also be seen on our website.

While our company’s ownership structure will change upon the closing of the transaction, please know there will be no changes to our management team or how we do business. The company will continue to operate as “MNG Airlines” under my direction as Chief Executive Officer, with the support of our experienced management team.

As we enter this exciting new phase of our growth, we are focused on continuing to provide you with the same great service and experience we’ve delivered since founding MNG Airlines 25 years ago. None of this would have been possible without the support of our loyal partners and customers and the hard work and dedication of our world-class employees.

Thank you for being a part of our growth story. We look forward to sharing this exciting new chapter with you. Please don’t hesitate to reach out with any questions.

Sincerely,

Ali Sedat Özkazanc

CEO of MNG Airlines

Press Release

MNG Airlines, a Global Logistics Provider and e-Commerce Enabler, Signs Agreement to Go Public on the New York Stock Exchange Through a Business Combination with Golden Falcon Acquisition Corp.

•	MNG Airlines is a global logistics provider and e-commerce enabler, servicing over 15,000 corporate customers across 41 countries through over 3,500 flights per year

•

Recently announced financials for the third quarter ended 30 September 2022 reflected last twelve months (LTM) revenue grew by 39% year over year to $353 million, net income of $61 million and Adjusted EBITDA[1] of $116 million (33% margin)

[1]	Adjusted EBITDA is a non-IFRS measure. See the appendix at the end of the Investor Presentation for a reconciliation to the nearest IFRS measures

•

The transaction is expected to have a pro-forma enterprise value of $676 million, assuming minimum gross transaction proceeds of $30 million, implying a 5.8x multiple on LTM Adjusted EBITDA as of 30 September 2022

NEW YORK, 07 December 2022 – MNG Havayollari ve Tasimacilik A.S. (“MNG Airlines,” “MNGA” or “the Company”), a global logistics provider and e-commerce enabler, has entered into a definitive agreement to become publicly traded via a business combination with Golden Falcon Acquisition Corp. (“Golden Falcon”) (NYSE: GFX), a special purpose acquisition company. The transaction is expected to close in the first half of 2023, after which MNGA will be listed on the New York Stock Exchange (the “NYSE”) under the new ticker symbol “MNGA”. As a public company, MNGA is expected to gain increased financial flexibility, and to be well positioned to unlock new growth avenues and maximize value creation.

Management Comments

Ali Sedat Özkazanc, CEO of MNGA, commented, “We see significant value creation potential from becoming a publicly listed company in the U.S., with the expectation that it will enable transformative commercial agreements, create an acquisition currency, and align management incentives with shareholders.”

Murathan Gunal, Chairman of MNGA and CEO of MAPA Group, added, “Today, MNGA is an international company with a global presence including multinational corporate clients in the U.S., Europe and Asia. In the year that we celebrate 25 years of operational excellence, listing on the NYSE feels like a natural next step in our company’s history. We’re excited about delivering on the anticipated value creation opportunity ahead.”

Makram Azar, CEO of Golden Falcon, commented, “We screened over 500 companies and conducted in-depth due diligence on many companies and our process resulted in identifying a company that offers the market a differentiated, high-quality business. We believe MNGA is an exceptional opportunity among DeSPAC business combinations, with a strong growth profile, profitability, cash flow generation, and priced at what we believe is the lowest EBITDA multiple of any business combination closed to date in 2022, which is why we believe it is such a compelling investment opportunity.”

Scott Freidheim, Chairman of Golden Falcon, added, “At our initial public offering in December 2020, we communicated to investors that we intended to bring to them an established company in the Europe, Middle East and Israel region with a compelling track record, cash flow-generation, a clear transatlantic expansion nexus, a strong growth profile, and benefitting from secular market tailwinds. We’re delighted to bring this differentiated investment opportunity to our investors as we believe MNGA meets the attributes we laid out as key business combination criteria.”

Investment Highlights

•	A Global Logistics Provider and E-Commerce Enabler

•	25 years of operating experience with flights to 41 countries on 4 continents

•	Sector Tailwinds Due to Increasing Demand Combined with Supply-Side Constraints

•	E-commerce tailwinds, an increasing focus on supply chain security, and a need for larger and more efficient dedicated freighter capacity

•	Global air freight has historically grown at more than 3x global GDP growth (1973-2019)[2]

•	Express air cargo market is forecasted to grow at 5% per year, 1.8x the rate of general cargo (2019-2041)[3]

•	Established Track Record, with Close Partnerships and Longstanding Ongoing Contracts

•	20+ year commercial relationships with some of the largest global logistics providers, airlines, freight forwarders and e-commerce operators, across Europe, the U.S. and Asia

•	Strategically Based in One of the Largest and Fastest-Growing Air Cargo Markets Globally

•	Air transport freight has increased in the region at ~10x the global rate, growing at a CAGR of 23% from 2009 to 2019 (vs. 2% worldwide)[4]

•	Multiple Potential Growth Levers including E-Commerce Integration, Expanded Network and Increasing Penetration in Key Markets Through Vertical Integration

[2]	According to IATA data
[3]	According to Airbus data
[4]	According to World Bank data

•	MNGA e-Commerce revenue grew to $82 million in the last twelve months ended 30 September 2022, from zero in 2020

•	Ability to expand warehouse operations in key destinations such as the EU and the U.S.

•	Barriers to Entry Driven by Slots Guaranteed at Some of the Most Desirable Airports Globally

•	Including in the U.S., China, Germany, United Kingdom, France, the Netherlands, Spain, and Israel

•	Operational Excellence Evidenced by Multiple Awards from Airbus and Governmental Agencies

•	Consistent outperformance of global benchmarks for dispatch reliability every year over the past decade for both A300s and A330s

•

Approved supplier to leading authorities such as the U.N., NATO, and U.S. military and non-military organizations, accredited by IATA (International Air Transport Association) and ISO (International Organization for Standards), and multiple awards from Airbus over the past two decades

•	Executive Team with 185+ Years’ Experience, Including 70+ Years with MNGA and 35+ Years with MAPA Group, the Long-Term Single Shareholder

Financial Highlights

For the three months ended 30 September 2022, the Company’s revenue grew by 47% year-on-year to $90 million, net income of $26 million and Adjusted EBITDA5 of $27 million (30% margin). Last twelve months6 revenue grew by 39% year-on-year to $353 million, net income of $61 million and Adjusted EBITDA of $116 million (33% margin). Adjusted EBITDA margin for the last twelve months has improved by 400 basis points as compared with 2019, and revenue has grown at a 37% compound annual growth rate during this period.

The Company’s business model has four complementary segments: Scheduled & Block Space, Charter, ACMI7, and Warehouse & Handling. The Company’s cost base is mostly variable, with COGS (cost of goods sold) representing 95% of its overall cost base in 2021. Company contracts have limited exposure to fuel costs, which are either 100% pass-through to the end customer (for charter flights and ACMI) or updated every two weeks (for scheduled flights). Revenues are generated in USD, EUR and GBP, collectively accounting for 98% of the total. The Company has been net income-positive for the last 10 years. The Company has net debt8 of $25 million as of 30 September 2022.

Transaction Overview

The transaction is expected to have a pro-forma enterprise value of $676 million, assuming minimum gross transaction proceeds of $30 million, implying a 5.8x multiple on LTM Adjusted EBITDA as of 30 September 2022.

All references to available cash from the trust account and retained transaction proceeds are subject to any redemptions by the public stockholders of Golden Falcon. The Company benefits from significant positive cash flow generation and a capex-light business model, being able to organically fund its growth plans. Its current business plan is fully funded regardless of transaction proceeds. Net proceeds from the transaction will therefore be distributed to the Company’s existing shareholders, who are expected to continue to retain a significant stake in the Company.

The Golden Falcon management team screened over 500 potential targets since its IPO in December 2020. Prior to executing the Business Combination Agreement with MNGA, the Golden Falcon team conducted extensive due diligence throughout the course of the past ten months, supported by its advisor UBS Investment Bank. In order to closely align incentives with the Company and existing shareholders, the Golden Falcon team has agreed to subject over 90% of sponsor shares received as merger consideration to a vesting schedule.

The proposed business combination, which has been unanimously approved by both the Board of Directors of Golden Falcon and the Board of Directors of MNGA, is expected to close in the first half of 2023, subject to approval by Golden Falcon’s stockholders and other customary closing conditions.

[5]	Adjusted EBITDA is a non-IFRS measure. See the appendix at the end of the Investor Presentation for a reconciliation to the nearest IFRS measures.
[6]	As of 30 September 2022
[7]	Aircraft, Crew, Maintenance and Insurance
[8]	Defined as the sum of short-term debt, long-term debt and leases minus cash and equivalents

Subject to agreement on terms that are satisfactory to the Company and Golden Falcon, in order to provide certain redemption alternatives in connection with Golden Falcon’s stockholder vote to approve the business combination, the Company and Golden Falcon intend to make available to Golden Falcon stockholders some or all of the following options: (i) continue to hold their shares of Golden Falcon Class A Common Stock (“Common Stock”), (ii) elect to redeem their shares of Common Stock in accordance with the Golden Falcon Certificate of Incorporation or (iii) convert their shares of Common Stock into a newly issued security to be comprised of a combination of shares of Common Stock and convertible notes. The Company and Golden Falcon intend for the newly issued security referred to in (iii) above to entitle such Golden Falcon stockholder to receive a portion of the value of its shares in the form of shares of Common Stock and a portion in the form of registered convertible notes, with both a cash coupon, a conversion premium, and other material terms that are expected to be mutually agreed by the Company and Golden Falcon.

Additional information about the proposed transaction, including a copy of the merger agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Golden Falcon with the Securities and Exchange Commission (“SEC”) and will be available on the Golden Falcon website at www.goldenfalconcorp.com, MNG Airlines website at www.mngairlines.com, and at www.sec.gov.

Advisors

UBS Investment Bank and EarlyBirdCapital, Inc. are acting as capital markets advisors to Golden Falcon. Moelis & Company is acting as financial advisor to Golden Falcon. Greenberg Traurig, LLP and Herdem are acting as legal advisors to Golden Falcon. Appolonia Advisors is acting as financial advisor to MNG Airlines shareholders. White & Case LLP and Göksu Safi Işık (GSI) are acting as legal advisors to MNG Airlines. Paul Hastings LLP is serving as legal counsel to UBS Investment Bank and Moelis & Company.

About MNG Airlines

MNG Airlines is a global logistics provider. The company started operations in 1996, having conducted its first transatlantic flight in 1998, and now services over 15,000 corporate customers across 41 countries through over 3,500 flights per year. MNG Airlines offers charter services with customized plane and capacity options in addition to scheduled flights and aircraft, maintenance, crew and insurance (ACMI) services. MNG Airlines also has a fully equipped and EU standards-compliant warehouse since 2000.

About Golden Falcon Acquisition Corp.

Golden Falcon Acquisition Corp. (Golden Falcon) is a New York Stock Exchange-listed special purpose acquisition company.

Golden Falcon management’s combined experience includes over 100 years of investment banking, private equity and executive management experience and over 230 transactions with an aggregate value of over $450 billion globally. Golden Falcon brings a transatlantic network of relationships with entrepreneurs, family-owned businesses, large corporations, sovereign wealth funds, private equity, venture capital and asset management firms to help finance, support and grow its business combination partner.

In addition, Golden Falcon’s board members and strategic advisory group bring extensive expertise in operating, financing, and investing in leading companies. They have held leadership positions with multinational corporations, where they established a proven track record of creating shareholder value, organically as well as through strategic transactions.

Important Information About the Proposed Transaction and Where to Find It

This press release relates to a proposed transaction between MNGA and Golden Falcon pursuant to a business combination agreement, dated as of December 06, 2022, by and among MNGA, Golden Falcon, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (the “proposed transaction”). In connection with the proposed transaction, MNGA intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MNGA and Golden Falcon through the website maintained by the SEC at www.sec.gov. The documents filed by MNGA and Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www. goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this press release, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies and anticipated future financial and operating performance and results and the expected management and governance of MNGA, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”) and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This press release is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Contacts

For Golden Falcon Media Inquiries

Salamander Davoudi, Tancredi Intelligent Communication, fullcirclecapital@tancredigroup.com

For MNGA Media Inquiries

Ipek Akyildiz, Corporate Communications Manager, ipek.akyildiz@mngairlines.com

Michael Bowen, Managing Director, ICR Inc, MNGAirlines@icrinc.com

Important Information About the Proposed Transaction and Where to Find It

This communication relates to a proposed transaction between MNGA and Golden Falcon pursuant to a business combination agreement, dated as of December 06, 2022, by and among MNGA, Golden Falcon, Merlin HoldCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of MNGA (“HoldCo”), Merlin IntermediateCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo (“IntermediateCo”), Merlin FinCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of HoldCo and Merlin Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of IntermediateCo (the “proposed transaction”). In connection with the proposed transaction, MNGA intends to file a registration statement on Form F-4 (the “Form F-4”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of Golden Falcon’s common stock in connection with Golden Falcon’s solicitation of proxies for the vote by its stockholders with respect to the proposed transaction and other matters as may be described in the definitive proxy statement, as well as a prospectus relating to the offer and sale of the securities of MNGA to be issued in the proposed transaction. The definitive proxy statement/prospectus will be sent to all Golden Falcon stockholders as of a record date to be established for voting on the transaction. Golden Falcon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders of Golden Falcon are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Golden Falcon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Golden Falcon, MNGA and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by MNGA and Golden Falcon through the website maintained by the SEC at www.sec.gov. The documents filed by MNGA and Golden Falcon with the SEC also may be obtained free of charge at Golden Falcon’s website at www. goldenfalconcorp.com or upon written request to: Golden Falcon Acquisition Corp., 850 Library Avenue, Suite 204, Newark, DE 19711.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the intention to offer redemption alternatives to Golden Falcon stockholders, the anticipated growth and expansion of MNGA’s business, trends and developments in air cargo industry, MNGA’s addressable market, competitive position, potential market opportunities, expected synergies and anticipated future financial and operating performance and results and the expected management and governance of MNGA, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Golden Falcon and its management, and MNGA and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Golden Falcon’s securities; Golden Falcon’s potential failure to obtain an extension of the deadline for the proposed transaction; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the business combination agreement by the stockholders of Golden Falcon; failure to satisfy the minimum cash amount following redemptions by Golden Falcon’s public stockholders in connection with the stockholder vote to extend the business combination deadline and the stockholder vote to approve the business combination agreement and the transactions contemplated thereby; failure to receive certain governmental and regulatory approvals; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; costs related to the proposed transaction; actual or potential conflicts of interest of Golden Falcon’s management with its public stockholders; the effect of the announcement or pendency of the proposed transaction on MNGA’s business relationships, performance, and business generally; risks that the proposed transaction disrupts current plans of MNGA and potential difficulties in MNGA’s employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against MNGA or against Golden Falcon related to the merger agreement or the proposed transaction; failure to realize the anticipated benefits of the proposed transaction; the inability to meet and maintain the listing of Golden Falcon’s securities (or the securities of MNGA) on the NYSE; the risk that the price of Golden Falcon’s or MNGA’s securities may be volatile due to a variety of factors, including macro-economic and social environments affecting MNGA’s business and changes in the combined capital structure; the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; the risk that MNGA will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; negative economic conditions that could impact MNGA and the air cargo business in general; factors that affect air cargo companies generally; changes in, and MNGA’s ability to comply with, laws and government regulations, particularly, the civil aviation regulatory framework; competition in the air cargo industry; reduction in demand for MNGA’s cargo or charter operations, including as a result of reductions in global trade growth or e-commerce activity, government reduction or limitation of operating capacity; risks associated with MNGA doing business in emerging markets; conflict and uncertainty in neighbouring countries; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Golden Falcon’s Annual Report on Form 10-K which was filed by Golden Falcon on March 31, 2022 (the “2021 Form 10-K”) and subsequently filed Quarterly Reports on Form 10-Q, as such factors may be updated from time to time in Golden Falcon’s filings with the SEC, the Form F-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Golden Falcon and MNGA caution that the foregoing list of factors is not exclusive.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Golden Falcon nor MNGA gives any assurance that either Golden Falcon or MNGA or the combined company will achieve its expected results. Neither Golden Falcon nor MNGA undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

MNGA and Golden Falcon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Golden Falcon’s stockholders with the proposed transaction and the other matters set forth in the proxy statement/prospectus. Information about Golden Falcon’s directors and executive officers is set forth in Golden Falcon’s filings with the SEC, including the 2021 Form 10-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This communication is for information purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.